AGREEMENT TO SELL

AND PURCHASE

AND ESCROW INSTRUCTIONS

Between

FIFTH STREET PROPERTIES, LLC
as
"**Seller**"

and

MAGUIRE PROPERTIES, INC.
as
"**Purchaser**"

TABLE OF CONTENTS

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<u>AGREEMENT TO SELL AND PURCHASE
AND JOINT ESCROW INSTRUCTIONS</u>

THIS AGREEMENT TO SELL AND PURCHASE AND JOINT ESCROW INSTRUCTIONS (this "**Agreement**") is dated as of January 25, 2005, and entered into by and between FIFTH STREET PROPERTIES, LLC, a Delaware limited liability company (hereinafter called "**Seller**") and MAGUIRE PROPERTIES, L.P., a Maryland limited partnership (hereinafter called "**Purchaser**"), with reference to the following facts:

A.   The real property that is covered by this Agreement consists of the following:

1.   That certain leasehold estate as created by Seller's interest in that certain Lease dated June 29, 1988 by and between the City of Phoenix, a municipal corporation, as landlord, and One Renaissance Square Associates, an Arizona general partnership, as tenant, and recorded on July 1, 1988, as Instrument No. 88-323398, as assigned by that certain Assignment recorded on March 6, 1990 as Instrument No. 90-099573, as assigned by that certain Assignment recorded on December 17, 2002, as Instrument No. 2002-1357290 (collectively, the "**One Renaissance Ground Lease**"), which encumbers that certain land (the "**One Renaissance Land**") situated in the City of Phoenix, County of Maricopa, State of Arizona, described in attached <u>Exhibit "A-1"</u> and which is more particularly described in that certain preliminary title report attached hereto as <u>Exhibit "B-1."</u> The One Renaissance Land is improved with those certain improvements affixed to the One Renaissance Land, including that certain office building more commonly known as "One Renaissance Square" (collectively, the "**One Renaissance Improvements**" and collectively with the One Renaissance Land and the One Renaissance Ground Lease, "**One Renaissance**").

2.   That certain real property (the "**Wateridge Land**") situated in the City of San Diego, County of San Diego, State of California, described in attached <u>Exhibit "A-2"</u> and which is more particularly described in that certain preliminary title report attached hereto as <u>Exhibit "B-2."</u> The Wateridge Land is improved with those certain improvements affixed to the Wateridge Land, including that certain office building more commonly known as "Wateridge Plaza" (collectively, the "**Wateridge Plaza Improvements**" and collectively with the Wateridge Plaza Land, "**Wateridge Plaza**").

3.   That certain real property (the "**Mission City Land**") situated in the City of Mission Valley, County of San Diego, State of California, described in attached <u>Exhibit "A-3"</u> and which is more particularly described in that certain preliminary title report attached hereto as <u>Exhibit "B-3."</u> The Mission City Land is improved with those certain improvements affixed to the Mission City Land, including that certain office building more commonly known as "Mission City Corporate Center" (collectively, the "**Mission City Improvements**" and collectively with the Mission City Land, "**Mission City Corporate Center**").

4.   That certain real property (the "**Wells Fargo Center Land**") situated in the City of Denver, County of Denver, State of Colorado, described in attached <u>Exhibit "A-4"</u> and which is more particularly described in that certain preliminary title report attached hereto as <u>Exhibit "B-4."</u> The Wells Fargo Center Land is improved with those certain improvements affixed to the

Wells Fargo Center Land, including that certain office building more commonly known as "Wells Fargo Plaza" (collectively, the "**Wells Fargo Center Improvements**" and collectively with the Wells Fargo Center Land, "**Wells Fargo Plaza**").

5.	That certain real property (the "**Austin Research Land**") situated in the City of Austin, Counties of Travis and Williamson, State of Texas, described in attached Exhibit "A-5" and which is more particularly described in that certain preliminary title report attached hereto as Exhibit "B-5." The Austin Research Land is improved with those certain improvements affixed to the Austin Research Land, including that certain office building more commonly known as "Austin Research Park I & II" (collectively, the "**Austin Research Improvements**" and collectively with the Austin Research Land, "**Austin Research Park**").

6.	That certain real property (the "**Regents Square Land**") situated in the City of La Jolla, County of San Diego, State of California, described in attached Exhibit "A-6" and which is more particularly described in that certain preliminary title report attached hereto as Exhibit "B-6." The Regents Square Land is improved with those certain improvements affixed to the Regents Square Land, including that certain office building more commonly known as "Regents Square" (collectively, the "**Regents Square Improvements**" and collectively with the Regents Square Land, "**Regents Square**").

7.	That certain real property (the "**Pacific Arts Land**") situated in the City of Costa Mesa, County of Orange, State of California, described in attached Exhibit "A-7" and which is more particularly described in that certain preliminary title report attached hereto as Exhibit "B-7." The Pacific Arts Land is improved with those certain improvements affixed to the Pacific Arts Land, including that certain office building more commonly known as "Pacific Arts Plaza" (collectively, the "**Pacific Arts Improvements**" and collectively with the Pacific Arts Land, "**Pacific Arts Plaza**").

8.	That certain real property (the "**801 N. Brand Land**") situated in the City of Glendale, County of Los Angeles, State of California, described in attached Exhibit "A-8" and which is more particularly described in that certain preliminary title report attached hereto as Exhibit "B-8." The 801 N. Brand Land is improved with those certain improvements affixed to the 801 N. Brand Land, including that certain office building more commonly known as "801 North Brand" (collectively, the "**801 N. Brand Improvements**" and collectively with the 801 N. Brand Land, "**801 N. Brand**").

9.	That certain real property (the "**700 N. Central Land**") situated in the City of Glendale, County of Los Angeles, State of California, described in attached Exhibit "A-9" and which is more particularly described in that certain preliminary title report attached hereto as Exhibit "B-9." The 700 N. Central Land is improved with those certain improvements affixed to the 700 N. Central Land, including that certain office building more commonly known as "700 North Central" (collectively, the "**700 N. Central Improvements**" and collectively with the 700 N. Central Land, "**700 North Central**").

10.	That certain real property (the "**777 Tower Land**") situated in the City of Los Angeles, County of Los Angeles, State of California, described in attached Exhibit "A-10" and which is more particularly described in that certain preliminary title report attached hereto as

Exhibit "B-10." The 777 Tower Land is improved with those certain improvements affixed to the 777 Tower Land, including that certain office building more commonly known as "777 Tower" (collectively, the "**777 Tower Improvements**" and collectively with the 777 Tower Land, "**777 Tower**").

11.   That certain real property (the "**200 Burchett Land**") situated in the City of Glendale, County of Los Angeles, State of California, described in attached Exhibit "A-11" and which is more particularly described in that certain preliminary title report attached hereto as Exhibit "B-11." The 200 Burchett Land is improved with those certain improvements affixed to the 200 Burchett Land, including that certain office building more commonly known as "200 Burchett" (collectively, the "**200 Burchett Improvements**" and collectively with the 200 Burchett Land, "**200 Burchett**");

12.   That certain undeveloped real property (the "**755 S. Fig Land**") situated in the City of Los Angeles, County of Los Angeles, State of California, described in attached Exhibit "A-12" and which is more particularly described in that certain preliminary title report attached hereto as Exhibit "B-12." The 755 S. Fig Land is improved with those certain improvements affixed to the 755 S. Fig Land (collectively, the "**755 S. Fig Improvements**" and collectively with the 755 S. Fig Land, "**755 S. Fig**"); and

13.   That certain real property (the "**PacWest Land**") situated in the City of Costa Mesa, County of Orange, State of California, described in attached Exhibit "A-13" and which is more particularly described in that certain preliminary title report attached hereto as Exhibit "B-13." The PacWest Land is improved with those certain improvements affixed to the PacWest Land, including that certain office building more commonly known as "Pacific Arts Plaza – Downey Savings" (collectively, the "**PacWest Improvements**" and collectively with the Pacific Arts Land, "**PacWest Plaza**").

B.   The real property described in Section A.11 through Section A.13 above are hereinafter each called a "**Development Parcel**" and collectively, the "**Development Parcels**". The entities listed on the attached Exhibit "C" (collectively, the "**Owners**") are controlled by Seller and as indicated on Exhibit "C" (i) own the fee simple interest in each of Wateridge Plaza, Mission City Corporate Center, Wells Fargo Plaza, Austin Research Park, Regents Square, Pacific Arts Plaza, 801 N. Brand, 700 North Central, 777 Tower, One Renaissance Improvements, 200 Burchett, PacWest Plaza, and 755 S. Fig, and (ii) a leasehold interest in the One Renaissance Land.

NOW THEREFORE, Seller and Purchaser hereby agree as follows:

1.   Agreement of Purchase and Sale.

For the consideration hereinafter set forth, but subject to the terms, provisions, covenants and conditions herein contained, Seller hereby agrees to cause the Owners to sell and convey, and Purchaser hereby agrees to purchase and acquire, all of the following property in accordance with the terms set forth herein:

A. All of the Wateridge Land, the Mission City Land, the Wells Fargo Center Land, the Austin Research Land, the Regents Square Land, the Pacific Arts Land, the 801 N. Brand Land, the 700 N. Central Land, the 777 Tower Land, the 200 Burchett Land, the 755 S. Fig Land, and the PacWest Land (collectively, the "**Land**").

B. All of Seller's and Owners' right, title and interest in the One Renaissance Improvements, the Wateridge Plaza Improvements, the Mission City Improvements, the Wells Fargo Center Improvements, the Austin Research Improvements, the Regents Square Improvements, the Pacific Arts Improvements, the 801 N. Brand Improvements, the 700 N. Central Improvements, the 777 Tower Improvements, the 200 Burchett Improvements, the 755 S. Fig Improvements, and the PacWest Improvements (collectively, the "**Improvements**").

C. All of Seller's and Owners' right, title and interest in the One Renaissance Ground Lease.

D. All of Seller's and Owners' right, title and interest in all privileges, entitlements, development rights, air rights, water rights, easements and appurtenances pertaining to the Land, the One Renaissance Ground Lease, and the Improvements, including any right, title and interest of Seller and the Owners (but without warranty whether statutory, express or implied) in and to adjacent streets, alleys, rights-of-way, minerals, oil, gas, and any other hydrocarbon substances.

E. All of Seller's and Owners' right, title and interest in any materials, appliances, fixtures, equipment (such as heating, air conditioning, or mechanical systems and facilities used to provide any utility services, refrigeration, power, ventilation, waste disposal or other services), furniture, tools, and supplies, and other materials, fixtures, and personal property located on the Land as of the Opening of Escrow and which shall be more particularly described in an inventory list to be delivered to Purchaser under Section 5 below.

F. All of Seller's and Owners' right, title and interest (if any) in and to: (i) those certain contracts and agreements (collectively, the "**Contracts**") listed in Exhibit "Q" attached hereto, subject to changes in accordance with Section 8.C below, (ii) all existing warranties and guaranties (express or implied) issued to Seller or any Owner or which otherwise relate to any of the Properties (as defined below) and, if such warranties and guaranties are assignable with the consent of the issuer of such warranties or guaranties, Seller shall reasonably cooperate, at no expense or liability to Seller whatsoever (other than typical and customary administrative costs and immaterial third party costs), with Purchaser in obtaining such consent, (iii) all existing permits, licenses, approvals, and authorizations issued by any governmental authority in connection with any of the Properties (and, if assignable, only with the consent of the issuer of such permits, licenses, approvals, and authorizations, Seller shall reasonably cooperate, at no expense or liability to Seller whatsoever (other than typical and customary administrative costs and immaterial third party costs), with Purchaser in obtaining such consent), (iv) all trade names and trademarks associated with the Properties (other than "CommonWealth Partners," "CWP Capital Management, LLC," "Fifth Street Properties, LLC," and any of

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the names set forth in Exhibit "AA" and any abbreviations or derivations from these names), (v) all plans, specifications, as builts and other drawings for the Land and Improvements, (vi) current books and records in the actual possession of Seller, any of the Owners (other than CalPERS), CommonWealth Pacific, LLC, a Delaware limited liability company ("**CommonWealth**"), or any of their respective subsidiaries (other than subsidiaries of CalPERS), relating to the use, operation, maintenance, repair, construction, or fabrication of all or any portion of the Land or Improvements, including, without limitation, all current leasing, marketing, tenant, management, and property files and records (excluding such files and records to the extent that they contain any proprietary or confidential information of Seller or any of the Owners) (subsections (i) through (vi) are collectively, the "**Intangible Property**"), to the extent assignable.

G. All of Seller's and Owners' right, title and interest in all leases, lease amendments, exhibits, addenda and riders thereto including, without limitation, any contracts, operating leases, rental agreements, licenses or similar instruments creating a right of possession in any of the Properties (collectively, the "**Leases**").

The items described in Sections 1.A through 1.G above are hereinafter each called a "**Property**" and collectively, the "**Properties**".

2.   Amount of Purchase Price.

The total purchase price (hereinafter called the "**Purchase Price**") to be paid by Purchaser to Seller for the Property shall be ONE BILLION FIVE HUNDRED TEN MILLION AND 00/100 DOLLARS ($1,510,000,000.00) in accordance with Section 3 below.

3.   Payment of Purchase Price.

The Purchase Price shall be paid as follows:

A. Deposit. As part of the Opening of Escrow (as defined below), Purchaser shall deliver directly to Seller (pursuant to Seller's separate instructions) a deposit of Thirty Million Dollars ($30,000,000.00) (the "**Deposit**"). The Deposit shall be in the form of wire transfer or cash. All interest earned on the Deposit shall be included within the meaning of the term "Deposit" in this Agreement. The Deposit shall become nonrefundable when made, subject to the terms and conditions of this Agreement. The Deposit shall be applied to the Purchase Price if Escrow closes pursuant to the terms of this Agreement. If the Escrow fails to close under this Agreement for any reason other than a default by Seller or as otherwise expressly set forth in this Agreement, the Deposit shall be retained by Seller as Liquidated Damages under Section 14 In the event of a default hereunder by Purchaser or Seller, the Deposit shall be applied as provided in Section 14 below.

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B. Existing Indebtedness.

(1)   777 Tower Loan.

(a)   Prior to the Close of Escrow (as defined below), Seller shall, as a condition to Closing, cause the 777 Tower Lenders (as defined below) to deposit into Escrow an assumption and release agreement (the "**Assumption Agreement**"), upon commercially reasonable terms and conditions, which 777 Tower Assumption Agreement shall provide for the assumption by Purchaser those certain promissory notes (collectively, the "**777 Tower Notes**") in the original aggregate principal amount of $155,000,000.00, in favor of New York Life Insurance Company and Massachusetts Mutual Life Insurance Company (collectively, the "**777 Tower Lenders**"), secured by that certain deed of trust in favor of New York Life Insurance Company dated August 23, 2004, and recorded on August 26, 2004, as Instrument No. 04-2199734 in the Official Records of Los Angeles County, California (the "**777 Tower Deed of Trust**" and together with the 777 Tower Notes and related loan documents, the "**777 Tower Loan**") and for the release of Seller under the 777 Tower Loan. Seller shall, at no expense to Seller (other than typical and customary administrative costs and immaterial third party costs), facilitate and cooperate with the 777 Tower Lenders in order to permit Purchaser (or Purchaser's designee) to assume the 777 Tower Loan. Purchaser acknowledges that it has been provided with that certain Letter ("**777 Tower Letter**") dated August 23, 2004, from the 777 Tower Lenders, which letter sets forth certain requirements imposed by the 777 Tower Lenders that must be complied with in order for Purchaser to assume the 777 Tower Loan. Purchaser acknowledges that it shall use its best efforts, in a timely manner, to satisfy the conditions applicable to Purchaser in Section II(a)(ii), (iii), (v), (vi), (vii), and (viii) and Section II(b)(ii), (iii), (iv), and (v) of the 777 Tower Letter, at Purchaser's sole cost and expense, including, but not limited to the payment of the assumption fees required by the 777 Tower Lenders. Seller shall cause the "Borrower" under the 777 Tower Note to be in material compliance with Sections I, II(a)(i), and III of the 777 Tower Letter. Seller shall use best efforts, in a timely manner, to satisfy the conditions applicable to Seller in Sections II(b)(i) and (iv) of the 777 Tower Letter. Seller agrees to use commercially reasonable efforts to assist Purchaser in its submittal obligations under the 777 Tower Letter. Purchaser acknowledges that it has reviewed and understands the 777 Tower Letter and the requirements thereunder and sees no reason why Purchaser cannot meet its obligations under the 777 Tower Letter (including, without limitation, Section II(c)) as delineated above. Purchaser shall copy Seller on all non-confidential information received from the 777 Tower Lenders and sent to the 777 Tower Lenders, provided, however, that a routine failure to do so shall not constitute a default.

(b)   Prior to the Close of Escrow, Seller shall use commercially reasonable efforts to cause the 777 Tower Lender to deposit into Escrow a beneficiary statement or other evidence satisfactory to Purchaser in its reasonable discretion confirming the remaining term of the 777 Tower Notes to be assumed by Purchaser and the aggregate indebtedness encumbering 777 Tower outstanding as of the first day of the month in which the Closing shall occur (the "**Beneficiary Statement**"), which amount shall be credited against the Purchase Price (the "**777 Tower Loan Amount**") at Closing.

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(2)   Wells Fargo Loan. Purchaser acknowledges and agrees that the existing indebtedness as evidenced by those certain promissory notes (collectively, the "**Wells Fargo Notes**") in the original aggregate principal amount of $98,500,000.00, in favor of Connecticut General Life Insurance Company, Massachusetts Mutual Life Insurance Company, and American General Life Insurance Company (collectively, the "**Wells Fargo Lenders**"), secured by that certain Deed of Trust and Security Instrument dated July 23, 1996, and recorded on August 8, 1996, as Reception No. 9600108907 in the records of the Clerk and Recorder of the City and County of Denver, Colorado (the "**Wells Fargo Deed of Trust**") (the "**Wells Fargo Loan**") will be paid off by Seller at Closing.   However, Purchaser acknowledges and agrees that Purchaser shall be responsible for the payment of all costs, expenses, yield maintenance, and prepayment amounts incurred by Seller in connection with the payoff of the Wells Fargo Loan.

C. Balance of the Purchase Price. On or before the Closing Date, Purchaser shall deposit into Escrow immediately available funds in an amount which, when added to the Deposit, the Independent Contract Consideration (as defined below), and the 777 Tower Loan Amount, will equal the Purchase Price plus any additional amounts necessary to cover costs and/or prorations under this Agreement.

4.   Escrow Instructions.

A. Opening of Escrow. As soon as reasonably practicable following the mutual execution of this Agreement, but in no event later than January 26, 2005, the parties shall open an escrow ("**Escrow**") with Fidelity National Title Insurance Company or such other nationally recognized title company as the parties shall agree (the "**Escrow Holder**") in order to consummate the purchase and sale in accordance with the terms and provisions hereof. This Agreement shall be deposited in the Escrow and the provisions hereof shall constitute joint primary escrow instructions to the Escrow Holder; provided, however, that the parties shall execute such additional instructions as requested by the Escrow Holder not inconsistent with the provisions hereof. The date as of which (i) the Escrow Holder or Seller shall receive the Deposit and (ii) the Escrow Holder shall receive executed counterparts of this Agreement from both Seller and Purchaser shall constitute the "**Opening of Escrow**." Notwithstanding the fact that this Agreement is executed by Seller and Purchaser, this Agreement shall not be binding or enforceable prior to the Opening of Escrow. Upon request of either or both of the parties hereto, Escrow Holder shall deliver written confirmation of the date of the Opening of Escrow to the parties in the manner set forth in Section 16 of this Agreement.

B. Documents and Funds Delivered to or by Escrow. The following shall be delivered into the Escrow or by Escrow in connection with the transfer of the Properties:

(1)   Delivery by Seller in Escrow. Prior to the Closing Date, Seller shall, or cause the applicable Owner to, deposit into Escrow:

(a)   a grant deed for the California Properties and a similar instrument such as a warranty deed, as required by Arizona, Colorado, and Texas, (the "**Deed**") to each of the Properties in recordable form, duly executed by the applicable Owner and acknowledged and in substantially the same form as set forth in attached Exhibit "D";

(b)   a separate statement of documentary transfer tax for the California Properties and a similar instrument, as required by Arizona, Colorado, and Texas, ("**Statement of Transfer Tax**") for each of the Properties, duly executed by the Applicable Owner, shall be attached to each Deed in substantially the same form as set forth in attached Exhibit "E";

(c)   three (3) originals of a bill of sale (the "**Bill of Sale**") for each of the Properties, duly executed by the applicable Owner in substantially the same form as set forth in attached Exhibit "F";

(d)   three (3) originals of an assignment and assumption of service contracts and intangible property (the "**Assignment of Service Contracts and Intangible Property**") for each of the Properties, duly executed by the applicable Owner in substantially the same form as set forth in attached Exhibit "G";

(e)   three (3) originals of an assignment and assumption of Leases and security deposits (the "**Assignment of Leases**") for each of the Properties, duly executed by the applicable Owner in substantially the same form as set forth in attached Exhibit "H";

(f)   three (3) originals of an assignment and assumption of One Renaissance Ground Lease, Disposition and Development Agreement and Conditional Gift Agreement (the "**Assignment of Ground Lease**"), duly executed by the applicable Owner and the City of Phoenix, Arizona, in substantially the same form as set forth in attached Exhibit "I";

(g)   three (3) originals of a memorandum of assignment and assumption of One Renaissance Ground Lease (the "**Memorandum of Assignment**"), duly executed by the applicable Owner in substantially the same form as set forth in attached Exhibit "J";

(h)   three (3) originals of an affidavit from the applicable Owner which satisfies the requirements of Section 1445 of the Internal Revenue Code, as amended (the "**Section 1445 Affidavit**") for each of the Properties, duly executed by the applicable Owner in substantially the same form as set forth in attached Exhibit "K";

(i)   three (3) originals of a Withholding Exemption Certificate, Form 593 or in the event that the Seller is a non-California resident, a certificate issued by the California Franchise Tax Board, pursuant to Revenue and Taxation Code Sections 18805 and 26131, stating either the amount of withholding required from Seller's proceeds or that Seller is exempt from such withholding requirement or similar instrument, as required by Arizona, Colorado, and Texas, (the "**Form 593**") duly executed by Seller in substantially the same form as set forth in attached Exhibit "L";

(j)　　one (1) original of the notices addressed individually to <u>each</u> Tenant (as hereinafter defined) consistent with Section 1950.7 of the California Civil Code ("**Notices**"), or its equivalent in Colorado, Arizona, and Texas, as applicable, in substantially the same form as set forth in attached <u>Exhibit "M"</u>;

(k)　　three (3) originals of the Assumption Agreement, duly executed and acknowledged in counterpart by Seller and the 777 Tower Lenders, in the form required by the 777 Tower Lenders;

(l)　　one (1) original Beneficiary Statement;

(m)　　an affidavit ("**Owner's Affidavit**") for each of the Properties in substantially the same form as set forth in attached <u>Exhibit "N"</u>;

(n)　　three (3) originals of an assignment and assumption of One Renaissance Tunnel Lease (the "**Assignment of Tunnel Lease**"), duly executed by the applicable Owner and the City of Phoenix, Arizona, in substantially the same form as set forth in attached <u>Exhibit "BB"</u>;

(o)　　three (3) originals of an assignment and assumption of One Renaissance Parking Lease (the "**Assignment of Parking Lease**"), duly executed by the applicable Owner and the City of Phoenix, Arizona, in substantially the same form as set forth in attached <u>Exhibit "CC"</u>;

(p)　　three (3) originals of an assignment and assumption of Development Agreement for Pacific Arts Plaza (the "**Assignment of Development Agreement-Pacific Arts Plaza**"), duly executed by the applicable Owner, in substantially the same form as set forth in attached <u>Exhibit "DD"</u>;

(q)　　three (3) originals of an assignment and assumption of Development Agreement for PacArts West (the "**Assignment of Development Agreement-PacArts West**"), duly executed by the applicable Owner, in substantially the same form as set forth in attached <u>Exhibit "EE"</u>;

(r)　　three (3) originals of an assignment and assumption of Reciprocal Easement Agreement and Owner Participation Agreement for 755 S. Fig. (the "**Assignment of Reciprocal Easement Agreement – 755 S. Fig**"), duly executed by the applicable Owner in substantially the same form as set forth in attached <u>Exhibit "FF"</u>;

(s)　　three (3) originals of an assignment and assumption of Reciprocal Easement Agreement and Owner Participation Agreement for 777 Tower (the "**Assignment of Reciprocal Easement Agreement – 777 Tower**"), duly executed by the applicable Owner in substantially the same form as set forth in attached <u>Exhibit "GG"</u>;

(t)　　three (3) originals of an assignment and assumption of Disposition and Development Agreement for Infill 700 (the "**Assignment of DDA – Infill 700**"), duly executed by the applicable Owner in substantially the same form as set forth in attached <u>Exhibit "HH"</u>;

(u)   three (3) originals of an assignment and assumption of Disposition and Development Agreement for FSP 801 (the "**Assignment of DDA – FSP 801**"), duly executed by the applicable Owner in substantially the same form as set forth in attached Exhibit "II";

(v)   three (3) originals of an assignment and assumption of Disposition and Development Agreement and First Implementation Agreement (the "**Assignment of 200 Burchett DDA**"), duly executed by the applicable Owner and the City of Glendale, California, in substantially the same form as set forth in attached Exhibit "JJ";

(w)   one (1) original of appropriate authorizing documents evidencing that Seller has the authority to enter into this Agreement, carry out the terms of this Agreement and cause the Owners to sell the Properties and evidencing that the individual or individuals executing this Agreement and any other documents contemplated hereunder or related hereto have the authority to so execute such documents or cause the Owners to execute any other documents contemplated hereunder or related hereto; and

(x)   such other instruments and documents as may be reasonably requested by Escrow Holder relating to Seller, to the Properties and as otherwise required to transfer the Properties to Purchaser (or Purchaser's permitted assignee(s)) pursuant to the terms and conditions of this Agreement.

(2)   <u>Delivery by Purchaser in Escrow</u>. At least two (2) business days prior to the Closing Date, Purchaser shall deposit into Escrow executed counterparts of the documents referenced in <u>Subsections</u> B.(1)(d), and (e), above, and:

(a)   one (1) original of appropriate authorizing documents evidencing that Purchaser has the authority to enter into this Agreement, carry out the terms of this Agreement and purchase the Properties and evidencing that the individual or individuals executing this Agreement and any other documents contemplated hereunder or related hereto have the authority to so execute such documents;

(b)   if applicable, three (3) originals of the Assumption Agreement, duly executed and acknowledged in counterpart by Purchaser, in the form required by the 777 Tower Lenders;

(c)   three (3) originals of the Assignment of Ground Lease, duly executed by Purchaser;

(d)   three (3) originals of the Memorandum of Assignment, duly executed by Purchaser;

(e)   three (3) originals of the Assignment of Tunnel Lease, duly executed by Purchaser;

(f)   three (3) originals of the Assignment of Parking Lease, duly executed by Purchaser;

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(g)   three (3) originals of the Assignment of Development Agreement-Pacific Arts Plaza, duly executed by Purchaser;

(h)   three (3) originals of the Assignment of Development Agreement-PacArts West, duly executed by Purchaser;

(i)   three (3) originals of the Assignment of Reciprocal Easement Agreement – 755 S. Fig, duly executed by Purchaser;

(j)   three (3) originals of the Assignment of Reciprocal Easement Agreement – 777 Tower, duly executed by the Purchaser;

(k)   three (3) originals of the Assignment of DDA – Infill 700, duly executed by Purchaser;

(l)   three (3) originals of the Assignment of DDA – FSP 801, duly executed by Purchaser;

(m)   three (3) originals of the Assignment of 200 Burchett DDA, duly executed by Purchaser; and

(n)   such other instruments and documents as may be reasonably requested by Escrow Holder relating to Purchaser, to the Properties and/or as otherwise required to transfer the Property to Purchaser pursuant to the terms and conditions of this Agreement.

(3)   <u>Further Delivery by Purchaser in Escrow</u>. On or prior to the Closing Date, Purchaser shall deposit (or cause to be deposited) into Escrow immediately available funds in an amount which, when added to the Deposit, the Independent Contract Consideration, and the 777 Tower Loan Amount, shall equal the Purchase Price plus any additional amounts necessary to cover costs and/or prorations under this Agreement. The amounts deposited by (or made on behalf of) Purchaser must be by direct deposit or by a wire transfer of funds actually made into and received by Escrow Holder's depository bank account by Close of Escrow. To the extent that Purchaser fails to deliver funds into Escrow on or before 8:00 a.m. (California time) on the Closing Date, which failure causes Seller and/or Seller's lender, if any, not to receive its proceeds from this transaction on a "same day" basis as the date of the Closing, then Purchaser shall pay, in addition to the Purchase Price and all other amounts necessary to cover costs or prorations under this Agreement, interest to Seller on a per diem basis at a rate of five percent (5%) per annum for each day following the Closing Date that passes before Seller and Seller's lender receives its proceeds from this transaction.

(4)   <u>Delivery by Escrow</u>. At least two (2) business days prior to the Close of Escrow, Escrow Holder shall deliver to Purchaser and Seller a pro forma closing statement which sets forth, in a manner satisfactory to Purchaser and Seller, the prorations and other credits and debits contemplated by this Agreement.

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C. Conditions to Close.

Escrow and the transactions contemplated by this Agreement shall not close unless and until each and every one of the following conditions precedent and contingencies have been satisfied or waived in writing by the party for whose benefit the conditions have been included:

(1)   Purchaser's contingency relative to Estoppel Certificates described in Section 5.A(5) has either been satisfied or waived in writing by the party for whose benefit such conditions run.

(2)   All funds, documents, and instruments described in Sections 3 and 4.B have been delivered to the Escrow Holder by or on behalf of Purchaser and Seller, as applicable.

(3)   The Title Insurance Group (as defined below) is in a position and is irrevocably committed to and is prepared to issue to Purchaser (or Purchaser's permitted assignee(s)) the Title Policies (as defined below) described in Section 6 below.

(4)   All representations and warranties made by Seller in Section 9 below and Purchaser in Section 10 below shall be true and correct in all material respects as of the Closing Date.

(5)   Purchaser, Seller, and the Owners shall have each performed, observed and complied with all covenants, agreements and conditions required by this Agreement to be performed, observed and/or complied with by Purchaser, Seller, and Owners (as applicable) prior to, or as of, the Closing.

(6)   Any third party consents identified by Purchaser or Seller prior to the Close of Escrow that are necessary to consummate the transactions as contemplated in this Agreement shall have been obtained in writing, including, without limitation, the consent of the City of Phoenix, if necessary, for the transfer of the One Renaissance Ground Lease, the Assignment of Tunnel Lease and the Assignment of Parking Lease and the City of Glendale Community Redevelopment Agency, if necessary, for the Assignment of 200 Burchett DDA; provided, however, Purchaser acknowledges and agrees that Seller does not make any warranty or representations (either express or implied) that Seller has obtained all of the consents from third parties necessary to consummate the transactions as contemplated in this Agreement and that in the event that the Closing occurs, Purchaser shall have no right to require Seller to obtain any additional consents or to seek any recourse against Seller due to the parties' failure to identify and/or obtain the consent of any third party. Seller and Purchaser agree to cooperate with each other and to use good faith efforts to obtain all such consents.

Any condition not otherwise satisfied or waived as of the Closing shall be deemed fully satisfied or waived by the party for whose benefit the condition had been included, absent bad faith or fraud. In the event that any of the conditions set forth above are not satisfied (or waived in writing) prior to the Closing, and the Closing does not otherwise occur, then Purchaser shall be entitled to a full refund of the Deposit, unless the failure of the condition is a result of a material default by Purchaser.

        D. <u>Recordation and Transfer</u>. Upon satisfaction of the conditions set forth in <u>Section</u> 4.C above, Escrow Holder shall transfer the Properties as follows:

        (1)   Cause the Deed for the One Renaissance Improvements, the Memorandum of Assignment, the Assignment of Tunnel Lease, and Assignment of Parking Lease to be recorded in the Official Records of Maricopa County, Arizona;

        (2)   Cause the Deed for Wells Fargo Plaza to be recorded in the Official Records of Denver County, Colorado;

        (3)   Cause the Deed for Austin Research Park to be recorded in the Official Records of Williamson and Travis Counties, Texas;

        (4)   Cause the Deed for Wateridge Plaza, the Deed for Regents Square, and the Deed for Mission City Corporate Center, to be recorded in the Official Records of San Diego County, California;

        (5)   Cause the Deeds for Pacific Arts Plaza and PacArts West to be recorded in the Official Records of Orange County, California;

        (6)   Cause the Deed for 777 Tower, the Assumption Agreement, the Deed for 801 N. Brand, the Deed for 700 North Central, the Deed for 200 Burchett, the Deed for 755 S. Fig, the Assignment of Development Agreement-Pacific Arts Plaza, the Assignment of Development Agreement-PacArts West, and the Assignment of 200 Burchett DDA to be recorded in the Official Records of Los Angeles County, California;

        (7)   Deliver to Purchaser at least one fully executed original of the Section 1445 Affidavit, the Bill of Sale, the Assignment of Service Contracts and Intangible Property, the Assignment of Leases, the Assignment of Ground Lease, the Statement of Transfer Tax, the Form 593, and the Owner's Affidavit for each Property and at least one conformed copy of each of the recorded Deed for the One Renaissance Improvements, the Memorandum of Assignment, the Assignment of Tunnel Lease, Assignment of Parking Lease, the Deed for Wells Fargo Plaza, the Deed for Austin Research Park, the Deed for Wateridge Plaza, the Deed for Regents Square, the Deed for Mission City Corporate Center, the Deed for Pacific Arts Plaza, the Deed for 777 Tower, the Assumption Agreement, the Deed for 801 N. Brand the Deed for 700 North Central, the Deed for 200 Burchett, the Deed for 755 S. Fig, the Deed for PacWest Plaza, the Assignment of Development Agreement-Pacific Arts Plaza, the Assignment of Development Agreement-PacArts West, and the Assignment of 200 Burchett DDA;

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(8)   Deliver to Seller at least one fully executed original of the Section 1445 Affidavit, the Bill of Sale, the Assignment of Service Contracts and Intangible Property, the Assignment of Leases, the Assignment of Ground Lease, the Statement of Transfer Tax, the Form 593, and the Owner's Affidavit for each Property and at least one conformed copy of each of the recorded Deed for the One Renaissance Improvements, the Memorandum of Assignment, the Assignment of Tunnel Lease, Assignment of Parking Lease, the Deed for Wells Fargo Plaza, the Deed for Austin Research Park, the Deed for Wateridge Plaza, the Deed for Regents Square, the Deed for Mission City Corporate Center, the Deed for Pacific Arts Plaza, the Deed for 777 Tower, the Assumption Agreement, the Deed for 801 N. Brand the Deed for 700 North Central, the Deed for 200 Burchett, the Deed for 755 S. Fig, the Deed for PacWest Plaza, the Assignment of Development Agreement-Pacific Arts Plaza, the Assignment of Development Agreement-PacArts West, and the Assignment of 200 Burchett DDA;

(9)   Deliver to the parties entitled thereto any other closing documents;

(10)   Disburse all funds deposited with Escrow Holder by Purchaser in payment of the Purchase Price for the Properties as follows:

(a)   to the extent that Seller is a foreign person pursuant to Section 1445 of the Internal Revenue Code of 1986, as amended, and is not otherwise exempt from such section's withholding requirements, withhold the cash equivalent of ten percent (10%) of the Purchase Price (unless some lesser amount is authorized by the Internal Revenue Service);

(b)   to the extent that Seller is a non-California resident pursuant to Revenue and Taxation Code Sections 18805 and 26131 or the equivalent in Colorado, Texas, and Arizona, and is not otherwise exempted from such sections withholding requirements, withhold the cash equivalent of three and one-third percent (3-1/3%) of the Purchase Price (unless some lesser amount is authorized by the Franchise Tax Board);

(c)   deliver to Seller the Purchase Price pursuant to instructions to be delivered by Seller to Escrow Holder less the amount of all items, costs and prorations chargeable to the account of Seller; and

(d)   disburse the remaining balance of the funds deposited by Purchaser to Purchaser upon the Close of Escrow pursuant to instructions to be delivered by Purchaser to Escrow Holder less amounts chargeable to Purchaser.

E. Close of Escrow. Escrow shall close upon the recordation of the Deeds and the Assumption Agreement in accordance with the terms and conditions hereof ("**Close of Escrow**" or "**Closing Date**" or "**Closing**"). The Close of Escrow shall occur on or prior to the date that is forty-five (45) days following the Opening of Escrow, unless otherwise extended pursuant to the terms hereof or in writing by mutual agreement between Purchaser and Seller. If the Closing Date does not fall on a Tuesday, Wednesday, Thursday or Friday, Escrow shall close on the Tuesday following such date. Seller may unilaterally extend the Close of Escrow for up to ten (10) business days for any reason whatsoever, by providing written notice to Purchaser and Escrow Holder on or prior to the Closing Date.

5.   Approval of the Property.

As of the date of this Agreement, Purchaser acknowledges and agrees that it has fully satisfied itself with respect to all aspects of the Properties, including, but without limitation, title to each of the Properties, the environmental aspects of each of the Properties, and the physical condition of each of the Properties. Purchaser acknowledges and agrees that it has been afforded ample opportunity to review all aspects of the Properties. Purchaser fully understands all aspects of the Properties, releases Seller as to all aspects of the Properties and, subject to the terms and conditions of this Agreement, will purchase the Properties in their present "AS-IS" condition. Further, Purchaser acknowledges that it has undertaken a full inspection of the Properties, completed its due diligence of the Properties, and waives any contingencies Purchaser may have under this Agreement, except with respect to the conditions precedent to Closing set forth in Section 4.C above. Notwithstanding the specificity of this Section 5 relative to the Survey, title, the Property Documents and other such items, nothing contained in Section 5 shall detract from or lessen the fact that Purchaser has completed its due diligence of the Property, and waives any contingencies Purchaser may have under the Agreement, except with respect to Estoppel Certificates.

A. Survey and Title Commitments.

(1)   Purchaser acknowledges and agrees that prior to the date hereof, Seller has (i) delivered to Purchaser a copy of a survey for each of the Properties (collectively, the "**Surveys**") that Seller had in Seller's actual possession for the Properties, (ii) caused Fidelity National Title Insurance Company (the "**Title Company**") to furnish to Purchaser a preliminary title report issued by the Title Company for each of the Properties and attached hereto as Exhibits B-1 through B-13 (collectively, the "**Title Reports**"), and (iii) caused the Title Company to deliver to Purchaser copies of all documents referred to as exceptions to title in the Title Reports. Purchaser may also obtain at its sole cost and expense a new or supplemental survey of the Property. Purchaser and Seller acknowledge and agree that Seller has delivered to Purchaser all of the current environmental reports that Seller had in Seller's actual possession. All non-monetary exceptions listed on Schedule B to the Title Reports are hereby approved by Purchaser (collectively, the "**Permitted Encumbrances**"); provided, however, the term "Permitted Encumbrances" shall not include any liens or encumbrances affecting the Properties which secure an obligation to pay money except for the 777 Tower Deed of Trust (and any associated documents such as UCC Financing Statements for the 777 Tower Loan) and liens for real property taxes not yet due and payable as of the Closing.

(2)   Prior to the date hereof, and subject to the terms of Section 5.A(3) below, Seller has delivered copies of those certain documents, studies, reports and other property documentation relating to the Properties that have been specifically requested by Purchaser or its agents and that were within the actual possession of Seller, any of the Owners (other than CalPERS), CommonWealth or any subsidiary of CommonWealth (collectively, the "**Property Documents**"). At all times prior to the Closing or earlier

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termination of this Agreement, Seller shall make available to Purchaser for its review, during normal business hours and upon reasonable advance notice, at the management office of the Properties, those certain contracts, documents, books, records and other materials relating to the Properties that are in the actual possession of Seller, any of the Owners (other than CalPERS), CommonWealth, or any of their respective subsidiaries (other than subsidiaries of CalPERS), including, without limitation, as-built plans and specifications, income and expense records, leases, rent rolls, tenant files, engineering tests, soil tests, hazardous materials reports, termite reports, environmental reports and assessments, service contracts, structural and mechanical reports, maps (including, without limitation, topographical maps), plans, agreements, governmental permits and approvals, licenses, appraisals, title policies, surveys, construction warranties, land studies, a description of existing and proposed local improvements affecting each Property (including, without limitation, assessment levels), correspondence with all governmental entities regarding the Properties, all property tax statements and assessed value notices, all insurance policies, and the loan documents for the Wells Fargo Loan, to the extent that the same are in the actual possession of Seller (including, without limitation, all correspondence between "lender" and "borrower" thereunder, if any, which discuss the calculation or imposition of fees, yield maintenance, penalties or expenses relating to any current prepayment or assumption of the loan to the extent that the same are in the actual possession of Seller, any of the Owners (other than CalPERS), CommonWealth, or any of their respective subsidiaries (other than subsidiaries of CalPERS).

(3)   Purchaser acknowledges and agrees that the Property Documents have been made available to Purchaser by Seller or the Owners. NEITHER THE OWNERS NOR SELLER MAKE ANY REPRESENTATIONS OR WARRANTIES OF ANY KIND WHATSOEVER TO PURCHASER AS TO THE ACCURACY OR COMPLETENESS OF THE CONTENT OF ANY DOCUMENTS OR OTHER INFORMATION DELIVERED TO PURCHASER PURSUANT TO THIS AGREEMENT, INCLUDING, WITHOUT LIMITATION, THE ACCURACY OR COMPLETENESS OF THE CONTENT OF THE PROPERTY DOCUMENTS.

(4)   Certain disclosures relating to the Properties located in California may be required under California Public Resources Code Section 2621.9(a) (Earthquake Fault Zone), California Public Resources Code Section 2694(a) (Seismic Hazard Zone), California Government Code Section 8589.3(a) (Special Flood Hazard Area), and/or California Government Code Section 8589.4(a) (Area of Potential Flooding). Purchaser agrees that Purchaser will not hold Seller liable with respect to any failure by Seller or Agent to make any disclosure described in the immediately preceding sentence or to make any disclosures of a similar nature as required by Colorado, Arizona, and Texas law. A list of the natural hazard disclosure statement delivered to Purchaser are set forth in Exhibit "O" attached hereto and Purchaser approves the same.

(5)   On or prior to the Closing (the "**Estoppel Certificate Contingency Date**"), Seller shall, as a condition, but not as a covenant, endeavor to cause Tenants occupying at least seventy-five percent (75%) of the leased space at each of the Properties, on an individual basis, to execute and deliver to Purchaser an estoppel

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certificate indicating that there are no uncured defaults under the applicable lease and is in a form that is either (i) substantially the same as the form of estoppel certificate attached hereto as Exhibit "P", or (ii) the form required by any of the existing leases, if any (the "**Estoppel Certificate**"). Purchaser agrees and acknowledges that any Estoppel Certificate in substantially the same form as Exhibit "P", completed with information materially consistent with the terms and conditions of the existing lease and other information disclosed by Seller to Purchaser, shall be deemed acceptable and approved by Purchaser. In the event that Seller is unable to cause tenants occupying seventy-five percent (75%) of the leased space at each of the Properties, on an individual basis, to deliver an executed Estoppel Certificate or in the event that a tenant delivers an Estoppel Certificate containing information which is materially and adversely inconsistent with the terms and conditions of its existing lease or any information disclosed by Seller to Purchaser, Seller may, at its sole option (and without imposing on Seller any obligation to do so), by providing written notice to Purchaser, unilaterally extend the "Estoppel Certificate Contingency Date" by up to ten (10) business days, in order to cause tenants occupying at least seventy-five percent (75%) of the leased space at each of the Properties, on an individual basis, to execute and deliver to Purchaser an Estoppel Certificate.   Thereafter, Seller, at Seller's sole option (and without imposing any obligation on Seller to do so) may deliver an Estoppel Certificate ("**Seller Estoppel Certificate**") for up to five percent (5%) of the leased space at the Properties, on a cumulative basis, in order to meet the seventy-five percent (75%) requirement discussed above. Upon such election, on or prior to Closing, as extended, Seller shall deliver a Seller Estoppel Certificate for each tenant Seller may select necessary up to five percent (5%) of the leased space at the Properties, on a cumulative basis, in order to meet the seventy-five percent (75%) requirement discussed above, with each statement in such Seller Estoppel Certificate made to "Seller's knowledge" as that phrase is defined in this Agreement. Any statements made by Seller under such Seller Estoppel Certificate shall be limited by the parameters set forth in Sections 9.B, 9.C, and 9.D of this Agreement; provided, however, notwithstanding anything to the contrary set forth in Section 9.D, any claim of Purchaser based on an alleged breach of any Seller Estoppel Certificate must be made within one hundred eighty (180) days following the Closing or shall automatically be null, void, and of no force or effect whatsoever. To the extent that Seller is able to cause tenants occupying seventy-five percent (75%) of the leased space at each of the Properties, on an individual basis, to deliver an executed estoppel certificate to Purchaser, then the Estoppel Certificate from those tenants shall replace the Seller Estoppel Certificates in their entirety and the Seller Estoppel Certificates shall be of no further force or effect and Purchaser shall not rely on the Seller Estoppel Certificate. In the event that on the Estoppel Certificate Contingency Date, tenants occupying at least seventy-five percent (75%) of the leased space at each of the Properties, on an individual basis, have not executed and delivered an Estoppel Certificate to Purchaser, and Seller has not provided written notice to Purchaser that it elects to extend the Closing date in order to: (a) cause tenants occupying at least seventy-five percent (75%) of the leased space at each of the Properties, on an individual basis, to execute and deliver an Estoppel Certificate or (b) to deliver Seller Estoppel Certificates, Purchaser shall have the option to either (y) waive this condition and close the Escrow in accordance with the terms and provisions of this Agreement without reduction in the Purchase Price and proceed to a

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timely Closing, or (z) terminate the Escrow. Upon such termination, the Deposit shall be promptly returned to Purchaser and Escrow, title cancellation fees shall be shared equally by Purchaser and Seller, and Purchaser shall promptly deliver to Seller the documents and other materials provided by Seller and all copies thereof, along with all Property Documents and reports commissioned by Purchaser for the transaction contemplated by this Agreement (provided, however, for purposes hereof the delivery to Seller of a copy of the reports prepared for Purchaser shall be without any representation or warranty (express or implied) of any kind whatsoever and shall be without the ability of Seller to rely thereon).

B. <u>Property Access</u>.

(1)   Notwithstanding the fact that Purchaser has already approved all aspects of the Properties and has no right to approve the condition of the Properties as a condition to Closing, and merely as an accommodation to Purchaser, Purchaser or one or more representatives of Purchaser may, on a non-intrusive basis, access the Properties. Purchaser shall access the Properties in good faith and with due diligence. Purchaser shall not contact the Tenants or the property managers of the Properties without Seller's prior written consent; provided, however, that Seller shall use reasonable efforts (at no cost to Seller) to arrange for Purchaser to meet with and interview any Tenant that accounts for at least five percent (5%) of the gross revenue of a Property, on a Property-by-Property basis and any property management personnel of Owner and Seller (the "**Key Persons**"). Purchaser agrees not to contact any governmental agencies with respect to the Properties. However, Purchaser may, with Seller's prior written consent, which consent may not be unreasonably withheld, contact applicable governmental agencies with respect to the Development Parcels on the condition that Purchaser shall not modify (by application or otherwise) any of Seller's or the Owners' existing entitlements with respect to the Development Parcels prior to Closing. Seller hereby reserves the right to have a representative present at the time of any access of the Properties by Purchaser or during any meetings with Key Persons or governmental agencies. Purchaser shall notify Seller not less than one (1) business day in advance of entering any of the Properties. Purchaser will treat, and will cause any representative of Purchaser to treat, all information obtained by Purchaser pursuant to the terms of this Agreement as strictly confidential except for such information which Purchaser is required to disclose to its consultants, attorneys, lenders and transferees in accordance with <u>Section</u> 26 below. Purchaser agrees to indemnify and hold Seller, its tenants, contractors and employees, and the Owners harmless from any and all injuries, losses, liens, claims, judgments, liabilities, costs, expenses or damages (including reasonable attorneys' fees and court costs) sustained by or threatened against Seller or the Owners which result from or arise out of any access of the Properties by Purchaser or its representatives pursuant to this <u>Section</u>; provided, however, that the foregoing indemnity shall not apply to any claims arising out of any condition on the Properties prior to the Opening of Escrow or from the gross negligence or willful misconduct of Seller or Owner, or their respective tenants, contractors, employees, guests or invitees. Purchaser agrees to repair any damage caused to the Properties as a result of Purchaser's access.

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(2)   Purchaser agrees to maintain worker's compensation and comprehensive liability insurance policies to cover its activities on the Properties and to keep the Properties free and clear of all mechanics' and materialmen's liens or other liens arising out of any of its activities or those of its representatives, agents or contractors. At least five (5) days before entering on the Properties, Purchaser shall deliver to Seller a certificate of insurance evidencing insurance coverage in compliance with the terms of this Subsection. Purchaser shall maintain and keep in effect, at Purchaser's sole expense, at all times during the period of this Escrow, a comprehensive liability insurance policy having a combined liability limit of at least Two Million Dollars ($2,000,000) and property damage limits of at least Two Million Dollars ($2,000,000). The insurance policy shall be primary and noncontributing with any insurance which may be carried by Seller, and shall name Seller as an additional insured. The insurance policy shall also provide that it may not be canceled or modified without at least thirty (30) days prior written notice to Seller.

(3)   Concurrently with any termination of this Agreement and the Escrow, Purchaser shall deliver to Seller, without additional consideration and free of claims of third parties and without representation or warranty (express or implied), all non-confidential and non-proprietary information, studies and Property Documents and reports commissioned by Purchaser with respect to Purchaser's investigation of the Properties.

C. Cooperation with Purchaser's Auditors and SEC Filing Requirements.

In addition to the access contemplated by Section 5.B above, Seller agrees to cooperate with Purchaser to provide Purchaser access to such factual information concerning the operation of the Properties as may be requested by Purchaser, and in the actual possession of Seller, any of the Owners (other than CalPERS), CommonWealth, or any of their respective subsidiaries (other than subsidiaries of CalPERS), or reasonably obtainable from its property manager or accountants, to the extent actually necessary to enable Purchaser to file any reports on Form 8-K, if, as and when such filing may be required by the Securities and Exchange Commission ("**SEC**"), at no cost to Seller (other than typical and customary administrative expenses). At Purchaser's sole cost and expense, Seller shall allow Purchaser's auditor to conduct an audit of the income and operating statements of the Properties for the year of Closing (through and including the date of Closing) and to the extent in Seller's or its property manager's actual possession, the two prior years, and shall cooperate, at no cost to Seller (other than typical and customary administrative expenses), with Purchaser's auditor in the conduct of such audit and in connection with such audit to deliver to Purchaser's auditor a representation letter ("**Letter of Representation**") in the form attached hereto as Exhibit "X", which Letter of Representation shall only apply to the period of time during which Seller (or the applicable Owner) owned each of the Properties and with each statement in the Letter of Representation made to "Seller's knowledge" as that phrase is defined in this Agreement; provided, however, that such phrase, for purposes of this Section 5.C shall also include Ms. Tami Wilson, and Seller's controller if requested by the auditor(s). The Seller's obligation to cooperate under this Section 5.C shall survive Closing for nine (9) months and thereafter, Seller shall have no obligation whatsoever under this Section 5.C.

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6.   Title Insurance Policy.

Upon the transfer of the Properties, Seller shall cause title to the Properties to be insured effective as of Closing by a CLTA owner's policy of title insurance (or, to the extent applicable, a leasehold policy of title insurance) for each of the California Properties, or the equivalent of a CLTA owner's policy of title insurance for the Arizona and Colorado Properties, and a TLTA policy of title insurance for the Texas Property (each, a "**Title Policy**" and collectively, the "**Title Policies**") each issued by the Title Insurance Group (as defined below) with aggregate liability in the amount of the Purchase Price, insuring title to the Properties to be vested in Purchaser, subject only to current real estate taxes and assessments not delinquent and the Permitted Encumbrances; provided, however, that Purchaser may request that the foregoing policies be ALTA owner's policies so long as (i) a Survey acceptable to the Title Insurance Group has been obtained, at Purchaser's expense, (ii) Purchaser pays the cost of the ALTA Policies in excess of the cost of the CLTA Policies (or the Colorado, Arizona, and Texas equivalents), if any, and (iii) there is no delay in the Close of Escrow due to Purchaser's request to obtain ALTA policies. The issuance of the Title Policy shall be in lieu of any express or implied warranty of Seller or the Owners concerning title to the Property. Purchaser agrees that its only remedy arising by reason of any defect in title shall be against the Title Company. Purchaser's acceptance of the Deeds from Seller or the applicable Owner for the Property at the Closing on the Closing Date and the issuance of a title insurance policy to Purchaser by the Title Company on the Closing Date shall conclusively establish that Seller conveyed the Property to Purchaser as required by this Agreement and shall discharge in full Seller's and the Owners' obligations under this Section 6 hereof with respect to title to the Property. Purchaser has the right to work with the Title Company in order to cause the Title Policies to be underwritten through a co-insurance arrangement established by Purchaser (and reasonably acceptable to Seller), which is anticipated to include, and may include any combination of, Fidelity National Title Insurance Company, First American Title Insurance Company, LandAmerica Title Insurance Company, CommonWealth Title Insurance Company, Chicago Title Insurance Company, Stewart Title Insurance Company, Security Union Title Insurance Company, and Ticor Title Insurance Company (collectively, and as may be modified from time to time pursuant to this Section, the "**Title Insurance Group**"); provided, however, that the assembly of the Title Insurance Group and Purchaser's satisfaction relative to the underwriting arrangement of the Title Policies shall not be a covenant of Seller and shall not be undertaken at any cost to Seller (other than typical and customary administrative costs and immaterial third party costs, and Seller's obligations under Section 13.F below); provided, however, that Seller shall reasonably cooperate with Purchaser in order to facilitate any co-insurance and re-insurance. Purchaser has the right to work with the Title Company so that the Title Insurance Group shall be prepared and irrevocably committed to issue the Title Policies to Purchaser (and/or Purchaser's permitted assignee(s)) with all endorsements reasonably requested by Purchaser (provided that such endorsements are available in the applicable state), and with such co-insurance and re-insurance amounts as Purchaser may reasonably require.

7.   Covenants of Purchaser.

A. Purchaser covenants and agrees with Seller that prior to the Closing, Purchaser will not interfere with or hinder the operation of the Properties prior to the delivery of possession thereof to Purchaser following the Closing hereunder.

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B. Except as provided in <u>Section</u> 5.B above, Purchaser shall not have the right to (i) enter into any contract, agreement or commitment with respect to the Properties or any development thereof; (ii) undertake any on-site development work which is intrusive in nature, such as the removal or movement of any soil; or (iii) undertake any activity which could result in the assertion of any mechanics', materialmens' or similar liens or claims against the Properties or any portion thereof.

C. Purchaser covenants and agrees to use commercially reasonable efforts to cooperate with Seller in order to facilitate the timely delivery by Seller of any third party consents required as a condition to the Close the Escrow.

8.   <u>Covenants of Seller</u>.

During the period from the Opening of Escrow until the earlier of termination of the Agreement or the Close of Escrow, Seller agrees to the following:

A. Seller shall not (and shall cause each Owner not to) permit or suffer to exist any encumbrance, charge or lien or allow any easements affecting all or any portion of the Properties to be placed or claimed upon the Properties unless such encumbrance, charge, lien or easement has been approved in writing by Purchaser or unless such monetary encumbrance, charge or lien will be removed by Seller prior to the Close of Escrow.

B. Seller shall not and shall cause the Owners to not execute any new lease or amend, modify, renew, extend or terminate any Lease without the prior written consent of Purchaser, which consent shall not be unreasonably withheld. With respect to Purchaser's consent, Purchaser shall be required to provide its consent or disapproval within five (5) business days following Purchaser's receipt of a written request from Seller. If Purchaser fails to provide Seller with notice of response, Purchaser shall be deemed to have approved such new lease or modification to Lease. Furthermore, Purchaser shall not have the right to approve the form of the lease so long as Seller utilizes the form lease which is currently being utilized by Seller for the applicable Property (which form Purchaser acknowledges has been provided to Purchaser) with non-material changes negotiated by Seller and Tenant.

C. Seller shall not and shall cause the Owners to not enter into any service, management or other contract relating to the Property which will survive the Close of Escrow without the prior written consent of Purchaser, which consent will not be unreasonably withheld; provided, however, that Seller shall not enter into any service, management or other contract relating to the Property which will survive the Close of Escrow that cannot be terminated upon thirty (30) days notice without the prior written consent of Purchaser, which consent may be withheld in Purchaser's sole discretion. With respect to Purchaser's consent, Purchaser shall be required to respond to a written request for its consent within five (5) business days following receipt of such written request. If Purchaser fails to provide Seller with notice of response, Purchaser shall be deemed to have approved such service contract or modification to service contract.

D. Seller shall continue to operate and maintain the Properties in the manner in which the Properties are currently operated and maintained, including, but not limited to the continuing the level of insurance coverage on the Properties as of the Opening of Escrow.

E. Purchaser acknowledges and agrees that notwithstanding anything to the contrary set forth in this <u>Section</u> or any other provision of this Agreement, for a pre-Closing claim, Purchaser shall look to the Properties or the assets of Seller only (subject to the limitations set forth in <u>Section</u> 14 below) and for a post-Closing claim, Purchaser may look to Seller or the assets of Seller (subject to the limitations set forth in <u>Section</u> 9.D). For satisfaction of any claims whatsoever, whether a pre-Closing or post-Closing claim, Purchaser shall not look to the assets of members or managers of Seller or CalPERS. No present or future officer, director, employee, trustee, member, retirant, beneficiary, internal investment contractor, manager, investment manager, or agent of CalPERS or Seller shall have any personal liability, directly or indirectly, and recourse shall not be had against any such officer, director employee, trustee, member, retirant, beneficiary, internal investment contractor, investment manager or agent under or in connection with this Agreement or any other document or instrument heretofore or hereafter executed in connection with this Agreement. Purchaser hereby waives and releases any and all such personal liability and recourse. The limitations of liability provided in this <u>Section</u> 8.E are in addition to, and not in limitation of any limitation of liability applicable to Seller or CalPERS provided by law or in any other contract, agreement or instrument. The foregoing exculpation of liability shall be absolute and without any exception whatsoever.

F. Seller shall not, and shall cause the Owners to not, commence a "presently, in process, capital improvement project" (as that phrase is defined below) without the prior written consent of Purchaser, which consent shall not be unreasonably withheld. With respect to Purchaser's consent, Purchaser shall be required to respond to a written request for its consent within five (5) business days following receipt of such written request. If Purchaser fails to provide Seller with notice of response, Purchaser shall be deemed to have approved such request.

9.   <u>Representations of Seller</u>.

A. Seller represents and warrants to Purchaser that as of the date hereof and as of the Closing Date that:

(1)   Seller is duly organized and legally existing, the execution and delivery by Seller of, and Seller's performance under, this Agreement are within Seller's powers and have been duly authorized by all requisite action, and the person executing this Agreement on behalf of Seller has the authority to do so. Seller has full right, power and authority to transfer (or cause the Owners to transfer) the Properties to Purchaser as contemplated by this Agreement, to carry out its obligations hereunder, and to execute, deliver, and perform (or cause the Owners to execute, deliver, and perform) all of the documents and transactions contemplated by this Agreement. No consent of any partner, shareholder, beneficiary, creditor (other than the 777 Tower Lenders), investor, member,

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judicial or administrative body with jurisdiction over Seller or the Owners (excluding consents required of any governmental agencies having jurisdiction over any individual Property), is required in connection with the execution by Seller of this Agreement and/or the performance by Seller and Owners of their obligations hereunder.

(2)   This Agreement constitutes the legal, valid and binding obligation of Seller, enforceable in accordance with its terms, subject to laws applicable generally to applicable bankruptcy, insolvency, reorganization, moratorium or similar laws or equitable principles affecting or limiting the right of contracting parties generally.

(3)   Performance of this Agreement by Seller or any Owner will not result in a breach of, or constitute any default under any agreement or instrument to which Seller or any Owner is a party, which breach or default will adversely affect Seller's or any Owner's ability to perform its obligations under this Agreement.

(4)   To Seller's knowledge, the Properties are not presently the subject of any condemnation or similar proceeding, and to Seller's knowledge, no such condemnation or similar proceeding is currently threatened or pending as of the Opening of Escrow.

(5)   To Seller's knowledge, there are no service, supply or maintenance contracts affecting the Properties which shall affect the Properties on or following the Close of Escrow except as set forth in attached Exhibit "Q", subject to changes in accordance with Section 8.C. Unless otherwise agreed to by Purchaser through one or more separate written agreements and other than that certain property management and leasing agreement with Cousins Properties covering Austin Research Park and other than that certain leasing and brokerage agreement with CB Richard Ellis covering One Renaissance, no property management agreements or landlord brokerage agreements will affect any portion of the Properties after the Closing Date.

(6)   The list of leases set forth in attached Exhibit "R" is materially accurate and complete as of the Opening of Escrow.

(7)   Neither Seller nor any Owner is a "foreign person" within the meaning of Section 1445 of the Internal Revenue Code of 1986 (i.e., neither Seller nor any Owner is a non-resident alien, foreign corporation, foreign partnership, foreign trust or foreign estate as those terms are defined in the Code and regulations promulgated thereunder).

(8)   Neither Seller nor any Owner Seller (a) is in receivership or dissolution; (b) has made any assignment for the benefit of creditors; (c) has admitted in writing its inability to pay its debts as they mature; (d) has been adjudicated a bankrupt; (e) has filed a petition in voluntary bankruptcy, a petition or answer seeking reorganization, or an arrangement with creditors under the Federal Bankruptcy Law or any other similar law or statute of the United States or any state, or (f) does have any such petition described in Subparagraph (e) above filed against Seller or any Owner.

(9)   Except as set forth in Section 15 hereof, neither Seller nor any Owner has authorized any broker or finder to act on its behalf in connection with the sale and

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purchase hereunder and neither Seller nor any Owner has dealt with any broker or finder purporting to act on behalf of Seller, Owner, or otherwise.

(10) As of the Opening of Escrow, neither Seller nor any Owner has been served with any litigation affecting any of the Properties and, to Seller's knowledge, neither Seller nor any Owner has received written notice of any material litigation pending against the Properties, except as set forth in attached Exhibit "S".

(11) Other than as disclosed by the Property Documents and as set forth in attached Exhibit "T", as of the Opening of Escrow neither Seller nor any Owner has received any written notices of violation of any applicable law from a governmental or quasi-governmental agency or insurance company that would materially impact any of the Properties.

(12) Seller and CommonWealth, or any of their respective subsidiaries (other than subsidiaries of CalPERS) are the entities that would likely have actual possession of the documents relating to or constituting the Intangible Property.

(13) As of the Opening of Escrow, Seller has not received written notice from the 777 Tower Lenders that Seller is presently in default under the 777 Tower Loan.

(14) As of the Opening of Escrow, Exhibit "KK" lists all of the "presently, in process, capital improvement projects" (as that phrase is defined below) at the Properties. As of the Opening of Escrow, to Seller's knowledge, Seller is not materially over budget on any of the "presently, in process, capital improvement projects" described on Exhibit "KK".

B. As used in this Section 9, the term "**to Seller's knowledge**" (i) shall mean and apply to the actual knowledge of Mr. Richard C. Lewis, Mr. Michael Croft, and Mr. Brett Munger (collectively, the "**Involved Parties**"), who are or were directly engaged in the management of the Property and/or the sale and purchase transaction described herein, and not to any other parties, (ii) shall mean the current actual knowledge of such Involved Parties, without any investigation or inquiry of any kind, it being understood and acknowledged that such Involved Parties, in many instances, are not involved in the day-to-day operations of the Property and in many instances were not involved in the negotiation or execution of any agreements, management contracts, or service contracts; (iii) shall not mean such Involved Parties are charged with knowledge of the acts, omissions and/or knowledge of the predecessors in title to the Property or with knowledge of the acts, omissions and/or knowledge of Seller's agents or employees; and (iv) shall not apply to or be construed to apply to information or material which may generally or incidentally be in the possession of Seller, but which is not actually known to the Involved Parties. Nothing herein shall be construed to imply or mean that the Involved Parties have any personal liability for a breach of a representation or warranty.

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C. Notwithstanding anything contained in Section 14 below to the contrary, if Purchaser is aware that any of the representations contained in Section 9.A above are not materially true and correct as of the date hereof or at Closing, Purchaser may, at its sole option, (i) waive such misrepresentations and proceed towards a timely Closing, or (ii) terminate this Agreement by written notice thereof to Seller and to Escrow Holder, upon which notice Purchaser's Deposit shall be promptly returned to Purchaser, Purchaser shall be entitled to reasonable third party out-of-pocket documented expenses in an amount not to exceed $10,000,000.00 and the parties shall have no further obligation hereunder except for Purchaser's obligations which are expressly intended to survive such termination. Purchaser hereby acknowledges and agrees that, upon the Close of Escrow, any claim of Purchaser that any representation of Seller herein is not true and correct shall be automatically waived in full by Purchaser, provided the information or basis from which any such claim arises is known to Purchaser on or prior to the Closing.

D. Any claim of Purchaser based on a breach or failure of any of Seller's representations of which Purchaser had no knowledge prior to the Closing or any other claim by Purchaser against Seller in connection with this transaction whatsoever shall be delivered to Seller in writing within nine (9) months following the Closing or shall automatically be null, void and of no force or effect whatsoever and Purchaser's remedies for any such claim shall be limited to recovery of actual damages not to exceed $25,000,000.00. The representations of Seller set forth in Section 9.A herein shall survive the Close of Escrow for a period of nine (9) months. In the event the Closing occurs, Purchaser hereby expressly waives, relinquishes and releases any right or remedy available to it at law, in equity or under this Agreement to make a claim against Seller for damages that Purchaser may incur, or to rescind this Agreement and the transactions contemplated hereby, as the result of any of Seller's representations or warranties being untrue, inaccurate or incorrect if Purchaser knew that such representation or warranty was untrue, inaccurate or incorrect at the time of the Closing and Purchaser nevertheless closes hereunder. For purposes hereof, a claim shall be deemed "made" only upon an official filing of an action with respect to such claim with a court of competent jurisdiction.

10.   Representations, Releases and Indemnifications Provided By Purchaser.

A. Purchaser represents and warrants to Seller that as of the date hereof and as of the Closing Date:

(1)   Purchaser is duly organized and legally existing, the execution and delivery by Purchaser of, and Purchaser's performance under, this Agreement, are within Purchaser's powers and Purchaser has the authority to execute and deliver this Agreement. No consent of any partner, shareholder, beneficiary, creditor (other than the 777 Tower Lenders), investor, member, judicial or administrative body with jurisdiction over Purchaser (excluding any consents required of governmental agencies having jurisdiction over an individual Property), is required in connection with the execution by Purchaser of this Agreement and/or the performance by Purchaser of its obligations hereunder.

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(2)   This Agreement constitutes the legal, valid and binding obligation of Purchaser enforceable in accordance with its terms, subject to laws applicable generally to applicable bankruptcy, insolvency, reorganization, moratorium or similar laws or equitable principles affecting or limiting the rights of contracting parties generally.

(3)   Performance of this Agreement will not result in any breach of, or constitute any default under, any agreement or other instrument to which Purchaser is a party, which breach or default will adversely affect Purchaser's ability to perform its obligations under this Agreement.

(4)   Purchaser (a) is not in receivership or dissolution, (b) has not made any assignment for the benefit of creditors, (c) has not admitted in writing its inability to pay its debts as they mature, (d) has not been adjudicated a bankrupt, (e) has not filed a petition in voluntary bankruptcy, a petition or answer seeking reorganization, or an arrangement with creditors under the federal bankruptcy law, or any other similar law or statute of the United States or any state, or (f) does not have any such petition described in (e) filed against Purchaser.

(5)   Except as set forth in <u>Section</u> 15 hereof, Purchaser has not authorized any broker or finder to act on its behalf in connection with the sale and purchase hereunder and Purchaser has not dealt with any broker or finder purporting to act on behalf of Purchaser or otherwise.

B. Notwithstanding anything contained in <u>Section</u> 14 below, if Seller is aware that any of the representations contained in <u>Section</u> 10.A. are not true and correct as of the date hereof or at Closing, Seller may, at its option, (i) waive such misrepresentations and close this transaction, or (ii) terminate this Agreement by written notice thereof to Purchaser and to Escrow Holder and the Deposit shall be paid to Seller, in which event the parties shall have no further right or obligation hereunder except for Purchaser's obligations which are expressly intended to survive. Seller hereby acknowledges and agrees that, upon the Close of Escrow, any claim of Seller that any representation of Purchaser herein is not true and correct shall be automatically waived in full by Seller, provided the information or basis from which any such claim arises is known to Seller on or prior to the Closing.

C. The representations of Purchaser set forth in <u>Section</u> 10.A. herein shall survive the Close of Escrow for a period of nine (9) months. Any claim of Seller based on a breach or failure of any of Purchaser's representations of which Seller had no knowledge as of the Closing or any other claim by Seller against Purchaser in connection with this transaction shall be made within nine (9) months following the Closing or shall automatically be null, void and of no force or effect whatsoever. Upon the Closing, any claim by Seller based on an alleged breach or failure of any of Purchaser's representatives of which Seller has knowledge will be waived. For purposes hereof, a claim shall be deemed "made" <u>only</u> upon an official filing of an action with respect to such claim with a court of competent jurisdiction.

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D. PURCHASER ACKNOWLEDGES AND AGREES THAT, OTHER THAN THE LIMITED REPRESENTATIONS SET FORTH IN SECTION 9.A. HEREOF, NEITHER SELLER NOR THE OWNERS MAKE ANY REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED, AS TO THE PROPERTIES OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. PURCHASER ACKNOWLEDGES AND AGREES THAT PURCHASER HAD THE OPPORTUNITY TO CONDUCT ANY AND ALL INSPECTIONS OF THE PROPERTIES TO ITS FULL AND COMPLETE SATISFACTION, AND IF PURCHASER ACQUIRES THE PROPERTIES FROM SELLER AND THE OWNERS, PURCHASER ACKNOWLEDGES THAT IT WILL BE PURCHASING THE PROPERTIES WITH FULL KNOWLEDGE OF ANY AND ALL CONDITIONS OF THE PROPERTIES. PURCHASER ACKNOWLEDGES THAT IT IS FULLY CAPABLE OF EVALUATING EACH PROPERTY'S SUITABILITY FOR PURCHASER'S INTENDED USE. THE PROPERTIES ARE BEING SOLD AND CONVEYED HEREUNDER AND, PURCHASER AGREES TO ACCEPT THE PROPERTIES "AS IS," "WHERE IS" AND "WITH ALL FAULTS" AND SUBJECT TO ANY CONDITION WHICH MAY EXIST, WITHOUT ANY REPRESENTATION OR WARRANTY BY SELLER EXCEPT AS EXPRESSLY SET FORTH IN SECTION 9.A. HEREOF. EXCEPT FOR A BREACH BY SELLER OF A REPRESENTATION CONTAINED IN SECTION 9.A. HEREOF, PURCHASER HEREBY ASSUMES THE RISK THAT CERTAIN CONDITIONS MAY EXIST ON THE PROPERTIES AND HEREBY RELEASES SELLER AND THE OWNERS OF AND FROM ANY AND ALL CLAIMS, ACTIONS, DEMANDS, RIGHTS, DAMAGES, COSTS OR EXPENSES WHICH MIGHT ARISE OUT OF OR IN CONNECTION WITH ANY SUCH CONDITION OF THE PROPERTIES. THE PURCHASE PRICE IS A NEGOTIATED PURCHASE PRICE REPRESENTING THE FACT THAT THE PROPERTIES ARE BEING PURCHASED BY PURCHASER ON AN "AS IS," "WHERE IS" AND "WITH ALL FAULTS" BASIS. PURCHASER HEREBY EXPRESSLY ACKNOWLEDGES AND AGREES THAT (i) PURCHASER SHALL BE SOLELY RESPONSIBLE FOR DETERMINING THE STATUS AND CONDITION OF THE PROPERTIES, INCLUDING, WITHOUT LIMITATION, ENVIRONMENTAL CONDITIONS, ENVIRONMENTAL REGULATIONS, ZONING CLASSIFICATIONS, BUILDING REGULATIONS AND GOVERNMENTAL ENTITLEMENT AND DEVELOPMENT REQUIREMENTS APPLICABLE TO THE PROPERTIES AND PURCHASER HAD THE OPPORTUNITY TO THOROUGHLY INSPECT AND EXAMINE THE PROPERTIES TO THE EXTENT DEEMED NECESSARY BY PURCHASER IN ORDER TO ENABLE PURCHASER TO EVALUATE THE PURCHASE OF THE PROPERTIES AND (ii) PURCHASER IS RELYING SOLELY UPON SUCH INSPECTIONS, EXAMINATION, AND EVALUATION OF THE PROPERTIES BY PURCHASER IN PURCHASING THE PROPERTIES ON AN "AS IS," "WHERE IS" AND "WITH ALL FAULTS" BASIS, WITHOUT REPRESENTATIONS (OTHER THAN THE LIMITED REPRESENTATIONS AND WARRANTIES SET FORTH IN SECTION 9.A. HEREOF), WARRANTIES OR COVENANTS, EXPRESS OR IMPLIED, OF ANY KIND OR NATURE. PURCHASER HEREBY WAIVES AND RELINQUISHES ALL RIGHTS AND PRIVILEGES ARISING OUT OF, OR WITH RESPECT OR IN

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RELATION TO, ANY REPRESENTATIONS (OTHER THAN THE REPRESENTATIONS AND WARRANTIES SET FORTH IN SECTION 9.A.), WARRANTIES OR COVENANTS, WHETHER EXPRESS OR IMPLIED, WHICH MAY HAVE BEEN MADE OR GIVEN, OR WHICH MAY BE DEEMED TO HAVE BEEN MADE OR GIVEN, BY SELLER OR THE OWNERS. PURCHASER HEREBY FURTHER ACKNOWLEDGES AND AGREES THAT WARRANTIES OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE ARE EXCLUDED FROM THE TRANSACTION CONTEMPLATED HEREBY, AS ARE ANY WARRANTIES ARISING FROM A COURSE OF DEALING OR USAGE OF TRADE, AND THAT SELLER HAS NOT WARRANTED (EXCEPT AS EXPRESSLY PROVIDED FOR IN THIS AGREEMENT) THAT THE PROPERTIES NOW OR IN THE FUTURE WILL MEET OR COMPLY WITH THE REQUIREMENTS OF ANY LAW OR REGULATION OF ANY APPLICABLE GOVERNMENTAL AUTHORITY OR JURISDICTION. WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, PURCHASER HEREBY ASSUMES ALL RISK AND LIABILITY (AND AGREES THAT NEITHER SELLER NOR THE OWNERS SHALL NOT BE LIABLE FOR ANY SPECIAL, DIRECT, INDIRECT, CONSEQUENTIAL, OR OTHER DAMAGES) RESULTING OR ARISING FROM OR RELATING TO THE OWNERSHIP, USE, CONDITION, LOCATION, MAINTENANCE, REPAIR, OR OPERATION OF THE PROPERTIES, EXCEPT THOSE RESULTING FROM OR ARISING OUT OF A MATERIAL BREACH BY SELLER OF ANY APPLICABLE PROVISION OF THIS AGREEMENT. PURCHASER ACKNOWLEDGES AND AGREES THAT THE SALE PROVIDED FOR HEREIN IS MADE WITHOUT ANY WARRANTY BY SELLER OR THE OWNERS AS TO THE NATURE OR QUALITY OF THE PROPERTIES; THE DEVELOPMENT POTENTIAL OF THE PROPERTIES; THE PRIOR HISTORY OF OR ACTIVITIES ON THE PROPERTIES; THE QUALITY OF LABOR AND/OR MATERIALS INCLUDED IN ANY OF THE IMPROVEMENTS; THE FITNESS OF THE PROPERTIES FOR AND/OR THE SOIL CONDITIONS EXISTING AT THE PROPERTIES FOR ANY PARTICULAR PURPOSE OR DEVELOPMENT POTENTIAL; THE PRESENCE OR SUSPECTED PRESENCE OF HAZARDOUS WASTE OR SUBSTANCES ON, ABOUT, OR UNDER THE PROPERTIES OR THE IMPROVEMENTS; OR THE ZONING OR OTHER LEGAL STATUS OF THE PROPERTIES. EXCEPT AS SPECIFICALLY SET FORTH IN THIS AGREEMENT, PURCHASER ACKNOWLEDGES AND AGREES THAT NO PERSON ACTING ON BEHALF OF SELLER OR THE OWNERS IS AUTHORIZED TO MAKE, AND BY THE EXECUTION HEREOF PURCHASER HEREBY ACKNOWLEDGES THAT NO PERSON HAS MADE, ANY REPRESENTATION, AGREEMENT, STATEMENT, WARRANTY, GUARANTY OR PROMISE REGARDING THE PROPERTIES, OR THE TRANSACTION CONTEMPLATED HEREIN, OR REGARDING THE ZONING, CONSTRUCTION, PHYSICAL CONDITION OR OTHER STATUS OF THE PROPERTIES, AND NO REPRESENTATION, WARRANTY, AGREEMENT, STATEMENT, GUARANTY OR PROMISE, IF ANY, MADE BY ANY PERSON ACTING ON BEHALF OF SELLER OR THE OWNERS WHICH IS NOT CONTAINED HEREIN SHALL BE VALID OR BINDING UPON SELLER OR THE OWNERS. PURCHASER ACKNOWLEDGES THAT SELLER HAS PROVIDED NECESSARY DISCLOSURES REGARDING THE

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ENVIRONMENTAL CONDITION OF THE PROPERTIES AS REQUIRED BY CALIFORNIA HEALTH AND SAFETY CODE SECTION 25359.7 OR THE EQUIVALENT LAWS IN COLORADO, ARIZONA, AND TEXAS.

E. UPON THE CLOSING, OTHER THAN WITH RESPECT TO A BREACH OF AN EXPRESS REPRESENTATION OF SELLER AS SET FORTH IN SECTION 9.A. HEREOF OR A MATERIAL BREACH BY SELLER OF ITS EXPRESS OBLIGATIONS UNDER THIS AGREEMENT, PURCHASER AGREES TO RELEASE SELLER, ITS OFFICERS, DIRECTORS, SHAREHOLDERS, MEMBERS, PARTNERS, PRINCIPALS, AGENTS, ATTORNEYS AND SUBSIDIARIES AND THE OWNERS, FROM ANY AND ALL CLAIMS, JUDGMENTS, LIABILITIES, PENALTIES, FINES, COSTS, EXPENSES OR DAMAGES WHICH IN ANY WAY AND AT ANY TIME RELATE TO OR ARISE FROM, DIRECTLY OR INDIRECTLY, THE PROPERTIES OR SELLER'S OR THE OWNERS' OWNERSHIP THEREOF. PURCHASER ACKNOWLEDGES THAT IT IS FAMILIAR WITH AND VOLUNTARILY WAIVES ANY RIGHT OR BENEFIT ARISING FROM SECTION 1542 OF THE CIVIL CODE OF THE STATE OF CALIFORNIA (OR THE EQUIVALENT PROVISION IN COLORADO, ARIZONA, AND TEXAS) WHICH PROVIDES AS FOLLOWS:

"A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM MUST HAVE MATERIALLY AFFECTED HIS SETTLEMENT WITH THE DEBTOR."

PURCHASER WAIVES AND RELINQUISHES ANY RIGHT OR BENEFIT IT HAS OR MAY HAVE UNDER ANY SIMILAR PROVISION OF THE STATUTORY OR NON-STATUTORY LAW OF ANY JURISDICTION.

Purchaser:	Seller:
MAGUIRE PROPERTIES, L.P., a Maryland limited partnership	FIFTH STREET PROPERTIES, LLC, a Delaware limited liability company
By: Maguire Properties, Inc., a Maryland corporation Its: General Partner	By: CWP Capital Management, LLC, a Delaware limited liability company Its: Manager
By: /s/ Robert F. Maguire III Name: Robert F. Maguire III Its: Chairman & Co-CEO	By: /s/ Mike Cross Name: Mike Cross Its: CEO
	By: /s/ Brent J. Munger Name: Brent J. Munger Its: CEO

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F. UPON THE CLOSING, PURCHASER AGREES TO INDEMNIFY, DEFEND, PROTECT AND HOLD SELLER, ITS OFFICERS, DIRECTORS, SHAREHOLDERS, MEMBERS, PARTNERS, PRINCIPALS, AGENTS, ATTORNEYS AND SUBSIDIARIES AND THE OWNERS HARMLESS FROM ANY AND ALL INJURIES, LOSSES, LIENS, CLAIMS, JUDGMENTS, LIABILITIES, PENALTIES, FINES, COSTS, EXPENSES, DAMAGES (INCLUDING REASONABLE ATTORNEYS' FEES AND COURT COSTS) ACTUALLY SUSTAINED BY SELLER, ITS OFFICERS, DIRECTORS, SHAREHOLDERS, PRINCIPALS, AGENTS, ATTORNEYS, SUBSIDIARIES OR THE OWNERS WHICH RESULT FROM ANY CLAIM, DEMAND, LIABILITY, LIEN, RIGHT OR CAUSE OF ACTION MADE, INSTITUTED OR BROUGHT AT ANY TIME IN CONNECTION WITH THE PROPERTIES ARISING FROM EVENTS OR CIRCUMSTANCES AT THE PROPERTIES WHICH MAY OCCUR ON OR AFTER THE CLOSING. SELLER SHALL GIVE PURCHASER PROMPT WRITTEN NOTICE OF ANY SUCH CLAIMS TO WHICH PURCHASER'S INDEMNIFICATION OBLIGATION APPLIES, AND PURCHASER THEREAFTER SHALL HAVE 120 CALENDAR DAYS IN WHICH TO PAY, SETTLE OR COMPROMISE SUCH CLAIM OR TO NOTIFY SELLER IN WRITING THAT PURCHASER ACCEPTS THE TENDER OF SUCH CLAIM, AT NO EXPENSE OR LIABILITY TO SELLER OR THE OWNERS. SELLER AND THE OWNERS SHALL HAVE THE RIGHT TO PARTICIPATE, AT THEIR OWN COST AND EXPENSE, IN THE DEFENSE OF SUCH CLAIM. NO SUCH CLAIM MAY BE SETTLED OR COMPROMISED BY PURCHASER OR SELLER WITHOUT FIRST OBTAINING WRITTEN APPROVAL OF THE PROPOSED SETTLEMENT OR COMPROMISE FROM PURCHASER AND SELLER (OR THE APPLICABLE OWNER), WHICH APPROVAL SHALL NOT BE UNREASONABLY WITHHELD, CONDITIONED OR DELAYED.

G. NOTWITHSTANDING ANYTHING SET FORTH IN THE INDEMNIFICATION CONTAINED IN SECTION 10.F ABOVE, THE INDEMNITY IN SECTION 10.F BY PURCHASER SHALL NOT COVER INSURED TORT LIABILITY ARISING PRIOR TO THE CLOSE OF ESCROW NOR SHALL IT APPLY TO CLAIMS ARISING FROM THE PROPERTIES PRIOR TO THE OPENING OF ESCROW.

H. NOTWITHSTANDING ANYTHING TO THE CONTRARY SET FORTH IN THIS AGREEMENT, THE PROVISIONS SET FORTH IN SECTIONS 10.D, 10.E, 10.F, AND 10.G SHALL SURVIVE THE CLOSE OF ESCROW.

11.   Condemnation.

Promptly upon obtaining knowledge of the institution of the proceedings for the condemnation of any part of any Property, Seller or Purchaser will notify the other of the pendency of such proceedings. In the event of the condemnation of any portion of any one of the Properties or the sale of any portion of one of the Properties in lieu of condemnation prior to the Closing, this Agreement shall remain in full force and effect, and in such event Seller shall cause

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the applicable Owner to assign to Purchaser any and all claims for the proceeds of such condemnation or sale, and Purchaser shall take title to the remainder of the applicable Property with the assignment of such proceeds and subject to such condemnation and without reduction in the Purchase Price; provided, however, that if the value of the portion of the property taken pursuant to such condemnation or conveyance in lieu thereof is equal to or greater than $50,000,000.00, then Purchaser may terminate this Agreement by notice in writing to Seller within ten (10) business days following the date on which Purchaser received written notice from Seller or otherwise received written notice from the applicable governmental agency of such condemnation of any Property or conveyance in lieu thereof, in which event the Deposit shall be promptly returned to Purchaser and the parties shall have no further right or obligation hereunder except for Purchaser's obligations which are expressly intended to survive. If Purchaser does not elect to terminate within said ten (10) business day period, Purchaser shall be deemed to waive all rights to terminate pursuant to this provision and this Agreement shall remain in full force and effect, without reduction in the Purchase Price, but with any condemnation proceeds being assigned to Purchaser. Seller and Purchaser agree that California Civil Code Section 1662, or the equivalent provisions in Colorado, Texas, and Arizona, shall not be applicable to this transaction.

12.   Risk of Loss.

Except as expressly provided in this Section 12, and provided Seller has maintained insurance coverage as required by Section 8.D, all risk of loss of any kind concerning the Properties (whether due to adverse physical change, adverse economic change or any other adverse change in any Property) which may occur after the Opening of Escrow shall be borne exclusively by Purchaser. In the event of damage or destruction to a material portion of any Property at any time after the date hereof and prior to the Closing, Seller shall immediately give Purchaser written notice thereof. If such damage or destruction occurred after the Opening of Escrow, and the cost to restore the applicable Property to substantially the same physical state it was in immediately prior to the occurrence of such damage or destruction is determined by an unaffiliated third party contractor retained by Seller (and approved by Purchaser) to be less than $50,000,000, Seller, at its election, shall either (i) cause the applicable Property to be restored prior to the Close of Escrow substantially to the same state it was in prior to the damage or destruction, or (ii) reduce the Purchase Price by the aggregate amount determined by such contractor as necessary to perform such restoration. If such restoration work is estimated by such contractor to cost equal to or greater than $50,000,000.00, then Purchaser shall elect, by delivering a written notice to Seller within five (5) business days of Purchaser's receipt of such contractor's written estimate either: (y) to terminate this Agreement in which event Purchaser and Seller shall share equally all Escrow costs, the Deposit shall be promptly returned to Purchaser and neither party shall have any further obligation to the other, except for Purchaser's obligations which are expressly intended to survive, or (z) to proceed towards a timely Closing. Purchaser's failure to deliver to Seller notice of its election within the five (5) business day period shall be deemed Purchaser's election to proceed towards a timely Closing. If Purchaser elects option (z), Seller shall, at the Closing, assign to Purchaser Seller's right, if any, to receive any insurance proceeds payable in connection with such damage or destruction Notwithstanding anything to the contrary contained in this Agreement, Purchaser shall not be relieved of its obligations under this Agreement by the pendency, threatening or passing, of any initiative, or by the imposition of any moratorium on development, or similar actions adversely affecting the

Property, and such initiatives, moratoria and actions shall not be considered as part of Purchaser's inspection of the Property.

       13.   <u>Prorations and Costs</u>.

       A. General real estate taxes for the then current year relating to the Property shall be prorated as of the Closing Date. If Closing shall occur before the actual taxes for the then current year are known, the apportionment of taxes shall be upon the basis of taxes for the Properties for the immediately preceding year, provided that, if the taxes for the current year are thereafter determined to be more or less than the taxes for the preceding year (after any appeal of the assessed valuation thereof is concluded), Seller and Purchaser promptly shall adjust the proration of such taxes and Seller or Purchaser, as the case may be, shall pay to the other any amount required as a result of such adjustment. All special taxes or assessments (including any escaped assessments) which are attributable for the period prior to the Closing Date shall be paid by Seller and those due and payable for the period on or after the Closing Date shall be paid by Purchaser. All tax liability imposed by a Proposition 13 reassessment as a result of the Closing and solely relating to the transactions contemplated by this Agreement shall be borne by Purchaser. Without limiting the generality of the tax prorations set forth above in this <u>Section</u> 13.A, hereof, Seller shall be solely responsible for all taxes, documentary transfer taxes and escaped assessments relating to Mission City Corporate Center and Wateridge Plaza which accrued from the date CalPERS acquired such properties until the Opening of Escrow or as a result of any transaction or event relating to Mission City Corporate Center and Wateridge Plaza which occurred from the date CalPERS acquired such properties until the Opening of Escrow and Seller shall indemnify and hold Purchaser harmless from any claims for such taxes and assessments, which indemnity shall survive the Closing.

       B. The present insurance coverage and public utility service on the Property held by Seller shall be terminated as of the Closing Date and there shall be no proration of insurance premiums or public utility bills.

       C. Rents from the Properties, including parking fees, reimbursement of operating expenses and similar tenant payments, shall be prorated as of the Closing Date. Non-delinquent rents shall be prorated to the Closing Date. Rents delinquent as of the Closing Date, but collected later, shall be prorated as of the Closing Date when collected. Rents collected on or after the Closing Date from Tenants whose rental was delinquent at the Closing Date shall be deemed to apply first to current rent obligations and second to delinquent rental. Rents collected on or after the Closing Date to which Seller or the Owners are entitled shall be promptly paid to Seller. For a period of sixty (60) days after the Closing Date, Purchaser shall use reasonable efforts to collect all rents which are delinquent as of the Closing Date with no obligation to commence litigation or incur material costs to collect such rents. Commencing as of sixty-one (61) days after the Closing Date, Seller may take all steps it deems reasonably appropriate to collect any rents delinquent as of the Closing Date which are still uncollected; provided, however that Seller shall not pursue any litigation or similar proceeding (including without limitation, any unlawful detainer actions or lease terminations).

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D.

   (1) All other income from, and expenses of, the Properties, including but not limited to, non-reimbursable operating expenses, maintenance charges, service charges (including for public utilities) and salaries of continuing employees, if any (including all fringe benefits), shall be prorated as of the Closing Date. The parties hereby agree to fully cooperate with each other for a period of nine (9) months following the Closing to correctly adjust and prorate all costs and expenses which cannot be accurately adjusted and prorated as of the Closing.

   (2) Purchaser shall be responsible for any and all commissions and brokerage fees for leases, lease renewals, lease extensions, brokerage agreements, and leasing agreements executed on or after the Opening of Escrow. Seller shall be responsible for any and all commissions and brokerage fees for leases, lease renewals, and lease extensions executed prior to the Opening of Escrow and shall provide a credit to Purchaser covering the same at the Closing. Following the receipt of such credit, Purchaser shall assume responsibility for all commissions and brokerage fees so credited.

   (3) Seller shall be responsible for all tenant improvement allowances due under leases executed prior to the Opening of Escrow to the extent that such allowances relate to the 2005 calendar year or prior thereto and Seller shall provide a credit to Purchaser covering the same at Closing. Purchaser shall be responsible for all tenant improvement allowances for leases executed on or after the Opening of Escrow. In addition to the foregoing provisions relative to tenant improvement allowances, Seller shall also credit Purchaser for the present value at Closing for all tenant improvement allowances under leases executed prior to the Opening of Escrow which relate to any calendar year after 2005 using a discount rate of eight percent (8%). Purchaser shall assume responsibility (and any construction contracts related thereto) for the completion of all tenant improvement buildouts in process at the Close of Escrow and all such payment to made on or following the Closing.

   (4) Seller discloses that certain capital improvement projects are presently in process, as identified in Exhibit "KK". As of the Close of Escrow, with respect to such presently in process capital improvement projects, Purchaser shall assume the obligations arising on or after the Closing under the construction contracts for such presently, in process, capital improvement projects listed on Exhibit "KK". With respect to such presently, in process, construction improvement projects, Seller shall be responsible for the cost of such work in the amounts set forth in Exhibit "KK" adjacent to the description of the work currently in process. At the Closing, to the extent that such amounts shown on Exhibit "KK" have not been expended by Seller prior to the Close of Escrow, Seller shall credit Purchaser for any unfunded portion of the amount shown on Exhibit "KK" and Purchaser shall be responsible for all further costs related to work done in connection with presently, in process, capital improvement projects on and after the Close of Escrow. Purchaser and Seller acknowledge and agree that the foregoing provisions relate to presently, in process, capital improvement projects and Purchaser shall be responsible for any and all capital improvement projects commenced on or after the Close of Escrow. For purposes of this Agreement, the phrase, "presently, in process, capital improvement

projects" shall mean a capital improvement project at the Properties covered by an executed construction contract and is in the process of being undertaken as of the Opening of Escrow.

E. Documentary transfer taxes and local transfer or conveyance taxes, if any, shall be paid by Seller.

F. Any escrow fee charged by the Escrow Holder shall be paid one-half (1/2) by Seller and one-half (1/2) by Purchaser. Purchaser shall pay the fee for the recording of the Deeds. With respect to the Title Policies, Seller shall pay for the cost of: (i) a CLTA owner's policy of title insurance for the California Properties; (ii) the equivalent of a CLTA owner's policy of title insurance for the Arizona and Colorado Properties; and (iii) a TLTA policy of title insurance for the Property in Texas. The additional premium (if any) for ALTA coverage or for any additional title insurance requested by Purchaser shall be at Purchaser's sole cost and expense. All costs related to satisfying any "due diligence" requirements or requests which Purchaser deems necessary in its analysis of the Properties shall be the sole obligation of Purchaser. Each party shall be responsible for the payment of its own attorneys' fees incurred in connection with the transaction which is the subject of this Agreement.

G. The amount of all cash security deposits shall be credited to Purchaser against the Purchase Price at Closing. With respect to security deposits held in the form of letters of credit, Seller shall use reasonable efforts (at no expense to Seller other than typical and customary administrative costs and immaterial third party costs) to cause any tenant so providing a letter of credit to cause such letter of credit to be re-issued in Purchaser's name as of the Close of Escrow. To the extent that such letters of credit are not assigned or re-issued in Purchaser's name at the Close of Escrow, Seller shall reasonably cooperate (at no expense to Seller other than typical and customary administrative costs and immaterial third party costs) with Purchaser to work with any tenant providing a letter of credit following the Close of Escrow to have a new letter of credit issued. The covenant of Seller set forth in this <u>Section</u> 13.G shall survive the Close of Escrow for a period of nine (9) months.

H. All prepayment fees, yield maintenance, penalties, and expenses, if any, incurred in connection with the payoff of the Wells Fargo Loan shall be paid by Purchaser.

I. The provisions set forth in this <u>Section</u> 13 shall survive the Close of Escrow for a period of nine (9) months.

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14.   Remedies.

A. SELLER DEFAULT.   IN THE EVENT THAT CLOSING FAILS TO OCCUR DUE TO A DEFAULT BY SELLER IN PERFORMANCE OF SELLER'S OBLIGATIONS UNDER THIS AGREEMENT, PURCHASER SHALL HAVE THE FOLLOWING REMEDIES, WHICH SHALL BE PURCHASER'S SOLE AND EXCLUSIVE REMEDIES UNDER THIS AGREEMENT. SUCH REMEDIES SHALL NOT BE CUMULATIVE, MEANING THAT PURCHASER MAY EXERCISE ONE (1) BUT NOT BOTH SUCH REMEDIES. PURCHASER SHALL DELIVER TO SELLER AND TO ESCROW HOLDER NOTICE OF ITS ELECTION OF REMEDIES WITHIN FIVE (5) BUSINESS DAYS AFTER PURCHASER HAS ACTUAL KNOWLEDGE OF SELLER'S DEFAULT.   THE SOLE AND EXCLUSIVE REMEDIES AVAILABLE TO PURCHASER ARE ONE OF THE FOLLOWING:

(1)   PURCHASER MAY TERMINATE THIS AGREEMENT, IN WHICH CASE THE DEPOSIT SHALL BE PROMPTLY RETURNED TO PURCHASER, AND SELLER SHALL PAY ANY ESCROW CANCELLATION CHARGES. PURCHASER MAY PURSUE SELLER FOR ACTUAL DAMAGES; PROVIDED, HOWEVER, IN NO EVENT SHALL PURCHASER BE ENTITLED TO A RECOVERY OR CLAIM AGAINST SELLER OR THE OWNERS FOR ACTUAL DAMAGES IN EXCESS OF AN AMOUNT EQUAL TO $10,000,000.00 AND NEITHER SELLER NOR THE OWNERS SHALL BE LIABLE TO PURCHASER FOR ANY PUNITIVE, SPECULATIVE OR CONSEQUENTIAL DAMAGES. THE PARTIES AGREE THAT IT WOULD BE IMPRACTICABLE AND EXTREMELY DIFFICULT TO ASCERTAIN THE ACTUAL DAMAGES SUFFERED BY PURCHASER AS A RESULT OF SELLER'S FAILURE TO CONSUMMATE THE TRANSACTION SET FORTH IN THIS AGREEMENT, AND THAT UNDER THE CIRCUMSTANCES EXISTING AS OF THE DATE OF THIS AGREEMENT, THE LIQUIDATED DAMAGES PROVIDED FOR IN THIS SECTION REPRESENTS A REASONABLE ESTIMATE OF THE DAMAGES WHICH PURCHASER WILL INCUR AS A RESULT OF SUCH FAILURE.   THE PARTIES ACKNOWLEDGE THAT THE PAYMENT OF SUCH LIQUIDATED DAMAGES IS NOT INTENDED AS A FORFEITURE OR PENALTY, BUT IS INTENDED TO CONSTITUTE LIQUIDATED DAMAGES TO PURCHASER.   THE PARTIES HAVE SET FORTH THEIR SIGNATURES BELOW TO INDICATE THEIR AGREEMENT WITH THE LIQUIDATED DAMAGES PROVISION CONTAINED IN THIS SECTION.

(2)   PURCHASER MAY BRING AN ACTION IN SPECIFIC PERFORMANCE BY MEANS OF AN EXPEDITED ARBITRATION PROCESS AS DESCRIBED BELOW, AND BY NO OTHER MEANS BY PROVIDING SELLER AND ESCROW HOLDER WRITTEN NOTICE OF ITS ELECTION WITHIN TWO (2) BUSINESS DAYS AFTER PURCHASER HAS ACTUAL KNOWLEDGE OF SELLER'S DEFAULT ("**NOTICE OF DISPUTE**"). PURCHASER MAY BRING AN ACTION IN SPECIFIC PERFORMANCE BEFORE AN ARBITRATION PANEL, IN THE COUNTY OF LOS ANGELES, STATE OF CALIFORNIA, IN ACCORDANCE WITH THE RULES OF THE JUDICIAL ARBITRATION AND MEDIATION SERVICE ARBITRATION RULES ("**J.A.M.S.**"). IN CONNECTION WITH SUCH

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ACTION, PURCHASER MAY RECORD A LIS PENDENS AGAINST THE PROPERTIES, WHICH LIS PENDENS MUST BE REMOVED IMMEDIATELY AFTER THE END OF THE ARBITRATION PROCESS. THE PARTIES HERETO SUBMIT TO THE JURISDICTION OF THE SUPERIOR COURT OF THE COUNTY OF LOS ANGELES, STATE OF CALIFORNIA IN CONNECTION WITH THIS SPECIFIC PERFORMANCE ACTION AGAINST SELLER WITH RESPECT TO THIS AGREEMENT AS PURCHASER'S SOLE AND EXCLUSIVE REMEDY. THE PARTIES HERETO FURTHER AGREE THAT, NOTWITHSTANDING ANYTHING TO THE CONTRARY, WHICH MAY NOW OR HEREAFTER BE CONTAINED IN THE RULES OF THE J.A.M.S., THE FOLLOWING PROVISIONS SHALL CONTROL:

(a)   PURCHASER SHALL HAVE FULLY PERFORMED ALL OBLIGATIONS OF PURCHASER UNDER THIS AGREEMENT WHICH ARE TO BE PERFORMED AS OF SUCH DATE OF SELLER'S DEFAULT; AND

(b)   THE PARTIES SHALL UNDERTAKE ALL NECESSARY ACTIONS IN ORDER TO CAUSE THE ARBITRATION PROCESS TO COMMENCE NOT LATER THAN FIVE (5) DAYS AFTER SELLER'S DEFAULT. EACH PARTY SHALL APPOINT ONE (1) PERSON WHO SHALL EITHER BE ACTIVELY ENGAGED IN THE LICENSED AND FULL-TIME PRACTICE OF LAW, SPECIALIZING IN REAL ESTATE LEASING WORK OR REAL ESTATE SALES TRANSACTIONS IN THE COUNTY OF LOS ANGELES FOR A CONTINUOUS PERIOD IMMEDIATELY PRECEDING THE DATE OF DELIVERY OF THE ARBITRATION DISPUTE OF NOT LESS THAN FIVE (5) YEARS, OR A PERSON WHO SHALL BY PROFESSION BE A REAL ESTATE BROKER WHO SHALL HAVE BEEN ACTIVE OVER THE FIVE (5) YEAR PERIOD PRECEDING THE DATE OF DELIVERY OF THE ARBITRATION DISPUTE TO HEAR AND DETERMINE THE DISPUTE. THE PARTIES SHALL UNDERTAKE ALL NECESSARY ACTIONS IN ORDER TO CAUSE THE TWO (2) PERSONS SO CHOSEN TO, WITHIN TEN (10) BUSINESS DAYS AFTER THEIR APPOINTMENT, APPOINT A THIRD IMPARTIAL ARBITRATOR (OF THE SAME QUALIFICATION AND BACKGROUND), AND THE FINAL MAJORITY DECISION OF THE THREE (3) ARBITRATORS WILL BE FINAL AND CONCLUSIVE UPON THE PARTIES HERETO. EACH APPOINTMENT OF AN ARBITRATOR SHALL BE DEEMED COMPLETE UPON DELIVERY OF WRITTEN NOTICE OF APPOINTMENT OF THAT ARBITRATOR TO THE CITY OF LOS ANGELES REGIONAL OFFICE OF J.A.M.S. IF EITHER PURCHASER OR SELLER FAILS TO DESIGNATE ITS ARBITRATOR WITHIN TEN (10) BUSINESS DAYS AFTER RECEIPT OF THE NOTICE OF DISPUTE, THEN THE ARBITRATOR DESIGNATED BY THE OTHER PARTY WILL SIT AS THE SOLE ARBITRATOR AND SHALL BE DEEMED TO BE THE SINGLE, MUTUALLY APPROVED ARBITRATOR TO RESOLVE THE CONTROVERSY. IN THE EVENT THE PARTY APPOINTED

ARBITRATORS ARE UNABLE TO APPOINT AN IMPARTIAL THIRD ARBITRATOR, THE PARTIES SHALL UNDERTAKE ALL NECESSARY ACTIONS IN ORDER TO CAUSE THE IMPARTIAL ARBITRATOR TO BE APPOINTED IN ACCORDANCE WITH THE RULES OF THE J.A.M.S. IF THE PARTIES ARE UNABLE TO AGREE UPON A RATE OF COMPENSATION FOR THE ARBITRATORS, THEY WILL BE COMPENSATED FOR THEIR SERVICES AT A RATE TO BE DETERMINED BY THE J.A.M.S. THE PARTIES SHALL UNDERTAKE ALL NECESSARY ACTIONS IN ORDER TO CAUSE THE ARBITRATORS TO MEET AS SOON AS REASONABLY PRACTICABLE, AND THE PARTIES SHALL PROVIDE WRITTEN SUBMISSIONS, DETAILING THE DISPUTE, THE POSITIONS TAKEN BY EACH SIDE, THE REASONS THEREFORE, AND ANY APPLICABLE STATUTORY OR CASE LAW ON THE SUBJECT. SUCH SUBMISSION SHALL ALSO BE DELIVERED TO THE OTHER PARTY, WHO SHALL HAVE TWENTY (20) DAYS IN WHICH TO RESPOND BY ADDITIONAL WRITTEN SUBMISSIONS TO THE ARBITRATORS. ONLY IN THE EVENT THAT THE ARBITRATORS REQUEST IT, THERE SHALL BE AN ORAL HEARING, WHICH SHALL TAKE PLACE AT A TIME AND PLACE, AND IN A MANNER AND SUBJECT TO SUCH RULES AS THE ARBITRATORS MAY, BY MAJORITY DECISION, DETERMINE. THE PARTIES SHALL (1) DISPENSE WITH FORMAL RULES OF EVIDENCE, (2) LIMIT THE TIME FOR PRESENTATION OF ANY PARTY'S CASE, AS WELL AS THE AMOUNT OF INFORMATION OR NUMBER OF WITNESSES TO BE PRESENTED IN CONNECTION WITH ANY HEARING, (3) FOREGO ANY DISCOVERY PERIOD AND ANY RIGHTS OF APPEAL, (4) CAUSE THE ARBITRATORS TO IMPOSE ANY RULES WHICH WILL CAUSE THE PROCESS TO COME TO COMPLETION WITHIN ONE (1) YEAR OF THE DATE OF THE NOTICE OF DISPUTE. PURCHASER ACKNOWLEDGES AND AGREES THAT SELLER WOULD ORDINARILY NOT AGREE TO ALLOW FOR AN ACTION FOR SPECIFIC PERFORMANCE AS A REMEDY FOR PURCHASER UNDER THIS AGREEMENT. HOWEVER, PURCHASER ACKNOWLEDGES AND AGREES THAT TIME IS OF THE ESSENCE AND THAT THE PROCESS SET FORTH IN THIS SECTION WILL BE COMPLETE WITHIN ONE (1) YEAR OF THE DATE OF THE NOTICE OF DISPUTE, WHICH TIME FRAME IS A MATERIAL PART OF SELLER'S ALLOWANCE OF THE OPTION OF SPECIFIC PERFORMANCE. IN NO EVENT MAY THE ONE (1) YEAR DEADLINE CONTAINED IN THIS SECTION BE EXTENDED.

(c)   THE PARTIES SHALL TAKE ALL ACTIONS NECESSARY AND APPROPRIATE TO CAUSE THE ARBITRATORS TO, WITHIN ONE (1) YEAR OF THE DATE OF THE NOTICE OF DISPUTE, ISSUE A WRITTEN OPINION OF THEIR FINDINGS AND PURCHASER'S SPECIFIC PERFORMANCE ACTION, WHICH SHALL BE FINAL AND BINDING. PURCHASER ACKNOWLEDGES AND AGREES THAT THE ARBITRATION PROCEEDINGS SHALL BE SUMMARY IN NATURE AND

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THAT PURCHASER SHALL TAKE WHATEVER ACTIONS IT REASONABLY CAN IN ORDER TO PROSECUTE THE PROCEEDINGS TO COMPLETION IN AS QUICK A TIME AS POSSIBLE.

(d)   EXCEPT AS HEREINAFTER PROVIDED, EACH PARTY SHALL BEAR ITS OWN COSTS AND EXPENSES OF ARBITRATION INCLUDING, BUT NOT LIMITED TO, FILING FEES, ATTORNEYS' FEES, THE FEES OF THE ARBITRATOR APPOINTED BY SUCH PARTY AND COSTS OF TRANSCRIPTS, AND EACH PARTY HEREBY AGREES TO PAY ONE-HALF (1/2) OF THE COMPENSATION TO BE PAID TO THE NEUTRAL ARBITRATOR IN ANY SUCH ARBITRATION. THE ARBITRATORS SHALL, HOWEVER, HAVE THE POWER AND COMPETENCE TO ALLOCATE BETWEEN THE PARTIES IN THEIR AWARD ANY SUCH COSTS, EXPENSES, AND FEES, EXCEPT THAT THE ARBITRATORS' COMPENSATION SHALL ALWAYS BE SHARED EQUALLY.

(e)   IN THE EVENT THAT THE ARBITRATORS ENFORCE PURCHASER'S SPECIFIC PERFORMANCE ACTION, PURCHASER SHALL NOT BE ENTITLED TO ANY LIQUIDATED DAMAGES OR ANY OTHER MONETARY DAMAGES WHATSOEVER RELATING TO SUCH SELLER DEFAULT, BUT PURCHASER SHALL RETAIN ALL RIGHTS TO INDEMNIFICATION OR CLAIMS FOR DAMAGES FOR BREACH EXISTING UNDER THE TERMS OF THIS AGREEMENT. IN THE EVENT THAT PURCHASER SHALL NOT HAVE PROPERLY AND TIMELY MADE ITS SPECIFIC PERFORMANCE ACTION, AND DELIVERED NOTICE THEREOF TO SELLER WITHIN FIVE (5) BUSINESS DAYS AFTER PURCHASER HAS ACTUAL KNOWLEDGE OF SELLER'S DEFAULT AS REQUIRED ABOVE, PURCHASER SHALL BE DEEMED IRREVOCABLY TO HAVE ELECTED THE REMEDY SET FORTH IN SECTION 14.A(1) ABOVE AND TO HAVE WAIVED, AS MATERIAL CONSIDERATION FOR SELLER'S HAVING ENTERED INTO THIS AGREEMENT, ANY RIGHTS TO HAVE ITS DISPUTE DETERMINED BY ARBITRATION AND THE REMEDY OF SPECIFIC PERFORMANCE ON ACCOUNT OF SELLER'S DEFAULT UNDER THIS AGREEMENT AND ANY RIGHT AT COMMON LAW OR OTHERWISE TO RECORD OR FILE A LIS PENDENS OR SIMILAR NOTICE AGAINST ALL OR ANY PORTION OF THE PROPERTIES.

B. PURCHASER DEFAULT. IN THE EVENT THAT PURCHASER SHOULD FAIL TO CONSUMMATE THE TRANSACTION CONTEMPLATED BY THIS AGREEMENT DUE TO A DEFAULT BY PURCHASER, THEN SELLER, AS ITS SOLE AND EXCLUSIVE REMEDY, MAY TERMINATE THIS AGREEMENT BY NOTIFYING PURCHASER THEREOF AND RECEIVE OR RETAIN THE DEPOSIT AS LIQUIDATED DAMAGES. THE PARTIES AGREE THAT SELLER WILL SUFFER DAMAGES IN THE EVENT OF PURCHASER'S DEFAULT ON ITS OBLIGATIONS. ALTHOUGH THE AMOUNT OF SUCH DAMAGES IS DIFFICULT

OR IMPOSSIBLE TO DETERMINE, THE PARTIES AGREE THAT THE AMOUNT OF THE DEPOSIT IS A REASONABLE ESTIMATE OF SELLER'S LOSS IN THE EVENT OF PURCHASER'S DEFAULT. THUS, SELLER SHALL ACCEPT AND RETAIN THE DEPOSIT AS LIQUIDATED DAMAGES BUT NOT AS A PENALTY. SUCH LIQUIDATED DAMAGES SHALL CONSTITUTE SELLER'S SOLE AND EXCLUSIVE REMEDY. PURCHASER ACKNOWLEDGES AND AGREES THAT NO TECHNICAL OR NON-MATERIAL DEFAULT BY SELLER UNDER THIS AGREEMENT SHALL IN ANY WAY AFFECT ANY RIGHTS OR REMEDIES OF SELLER AGAINST PURCHASER HEREUNDER. IN THE EVENT SELLER IS ENTITLED TO THE DEPOSIT AS LIQUIDATED DAMAGES AND TO THE EXTENT SELLER HAS NOT ALREADY RECEIVED THE DEPOSIT, THE DEPOSIT SHALL BE IMMEDIATELY PAID TO SELLER BY THE ESCROW HOLDER UPON RECEIPT OF WRITTEN NOTICE FROM SELLER THAT PURCHASER HAS DEFAULTED UNDER THIS AGREEMENT, AND PURCHASER AGREES TO TAKE ALL SUCH ACTIONS AND TO EXECUTE AND DELIVER ALL SUCH DOCUMENTS NECESSARY OR APPROPRIATE TO EFFECT SUCH PAYMENT. IN CONSIDERATION OF SELLER RECEIVING THE LIQUIDATED DAMAGES, SELLER WILL BE DEEMED TO HAVE WAIVED ALL OF ITS CLAIMS AGAINST PURCHASER FOR DAMAGES. NOTWITHSTANDING ANYTHING TO THE CONTRARY CONTAINED IN THIS SECTION 14.B., IF PURCHASER BRINGS AN ACTION AGAINST SELLER FOR AN ALLEGED BREACH OR DEFAULT BY SELLER OF ITS OBLIGATIONS UNDER THIS AGREEMENT, AND, IN CONNECTION WITH THAT ACTION, RECORDS A LIS PENDENS OR OTHERWISE ENJOINS OR RESTRICTS SELLER'S ABILITY TO SELL OR TRANSFER THE PROPERTY ("**PURCHASER'S ACTION**") (OTHER THAN AS PERMITTED IN SECTION 14.A ABOVE), SELLER SHALL NOT BE RESTRICTED BY THE PROVISIONS OF THIS SECTION 14.B. FROM SEEKING EXPUNGEMENT OR RELIEF FROM THAT LIS PENDENS, INJUNCTION OR OTHER RESTRAINT, AND RECOVERING DAMAGES, COSTS OR EXPENSES (INCLUDING ATTORNEYS' FEES) WHICH SELLER MAY SUFFER OR INCUR AS A RESULT OF PURCHASER'S ACTION, AND THE AMOUNT OF ANY SUCH DAMAGES AWARDED TO SELLER SHALL NOT BE LIMITED TO THE LIQUIDATED DAMAGES SET FORTH HEREIN. FURTHERMORE, IN NO EVENT SHALL THIS SECTION 14.B. HAVE ANY APPLICATION TO OR LIMIT SELLER'S RIGHTS AGAINST PURCHASER IN CONNECTION WITH ANY OF THE FOLLOWING: (i) SECTION 15 OF THIS AGREEMENT, (ii) SECTION 18 OF THIS AGREEMENT, (iii) SECTION 26 OF THIS AGREEMENT, (iv) ANY DUTY OR OBLIGATION OF PURCHASER TO INDEMNIFY SELLER AS PROVIDED IN THIS AGREEMENT, OR (v) ANY MISREPRESENTATIONS BY PURCHASER. IF PURCHASER FAILS TO COMPLETE THE PURCHASE AS PROVIDED IN THIS AGREEMENT, SELLER SHALL HAVE NO RIGHT TO SPECIFICALLY ENFORCE THE PROVISIONS OF THIS AGREEMENT.

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C. SELLER AND PURCHASER ACKNOWLEDGE THAT THEY HAVE READ AND UNDERSTAND THE PROVISIONS OF THE FOREGOING LIQUIDATED DAMAGES PROVISION AND BY THEIR SIGNATURES IMMEDIATELY BELOW AGREE TO BE BOUND BY ITS TERMS. ANY DISPUTE REGARDING THE FOREGOING LIQUIDATED DAMAGES PROVISION SHALL BE RESOLVED IN THE SAME MANNER AND IN ACCORDANCE WITH THE SAME PROCEDURES APPLICABLE TO A SPECIFIC PERFORMANCE ACTION UNDER SECTION 14.A(2) ABOVE.

Purchaser:	Seller:
MAGUIRE PROPERTIES, L.P., a Maryland limited partnership	FIFTH STREET PROPERTIES, LLC, a Delaware limited liability company
	By: CWP Capital Management, LLC, a Delaware limited liability company
By: Maguire Properties, Inc., a Maryland corporation Its: General Partner	Its: Manager
By: /s/ Robert F. Maguire III Name: Robert F. Maguire III Its: Chairman & Co-CEO	By: /s/ Mike Cross Name: Mike Cross Its: CEO
	By: /s/ Brent J. Munger Name: Brent J. Munger Its: CEO

15.   Real Estate Commissions.

Seller agrees to pay upon the Closing of the transaction contemplated hereby, and not otherwise, a real estate sales commission to Secured Capital Corporation (herein called "**Agent**"). Said commission to the Agent shall in no event be payable unless and until the transaction contemplated hereby is closed in accordance with the terms of this Agreement; if such transaction is not closed for any reason, including, without limitation, failure of title or default by Seller or Purchaser or termination of this Agreement pursuant to the terms hereof, then such commission will not be deemed to have been earned and shall not be due or payable. Each party hereto agrees to indemnify and hold harmless the other party from and against any and all losses, liens, claims, judgments, liabilities, costs, expenses or damages (including reasonable attorneys' fees and court costs) of any kind or character arising out of or resulting from any agreement, arrangement or understanding (except as set forth above with respect to the Agent) alleged to have been made by such party or on its behalf with any broker or finder in connection with this Agreement or the transaction contemplated hereby.

16.   Notices.

Any notice or communication required or permitted hereunder shall be given in writing, sent by (a) personal delivery delivered by a representative of the party giving such notice, or (b) overnight delivery by recognized overnight courier, or (c) United States mail, postage prepaid, registered or certified mail, or (d) facsimile, addressed as follows:

If to Seller, to:	Fifth Street Properties, LLC c/o CommonWealth Partners, LLC 633 West Fifth Street, 72nd Floor Los Angeles, CA 90071 Attention: Mr. Brett Munger Facsimile: (213) 629-2114
With a copy to:	Pillsbury Winthrop LLP MGM Tower 10250 Constellation Blvd., 21st Floor Los Angeles, CA 90067 Attention: James M. Rishwain, Jr., Esq. Facsimile: (310) 220-6859
If to Purchaser, to:	Maguire Properties, Inc. 333 South Grand Avenue, Suite 400 Los Angeles, CA 90071 Attention: Mr. Robert F. Maguire III Mark Lammas, Esq. Facsimile: (213) 533-5176
With a copy to:	Latham & Watkins LLP 633 West Fifth Street, Suite 4000 Los Angeles, CA 90071 Attention: Martha Jordan, Esq. Facsimile: (213) 891-8763

or to such other address or to the attention of such other person as hereafter shall be designated in writing by the applicable party sent in accordance herewith. Any such notice or communication shall be deemed to have been delivered either at the time of personal delivery actually received by the addressee or a representative of the addressee at the address provided above or, if delivered on a business day in the case of delivery service or certified or registered mail, as of the earlier of the date delivered or the date 72 hours following the date deposited in the United States mail at the address provided herein, or if by telecopier, upon electronic confirmation of good receipt by the receiving telecopier. Purchaser and Seller hereby agree that notices may be given hereunder by the parties' respective counsel and that, if any communication is to be given hereunder by Purchaser's or Seller's counsel, such counsel may communicate directly with all principals as required to comply with the provisions of this Section.

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17.   Assignment.

Purchaser may assign its rights under this Agreement (in whole or in part by one or more assignments) which assignment agreement(s) may assign the rights of Purchaser to one (1) or more entities, each of which must be controlled by Purchaser, by delivering (on or prior to the date that is five (5) business days prior to the Closing) a written notice of such assignment to Seller and Escrow Holder together with an assignment and assumption agreement substantially in the form attached hereto as Exhibit "U". Otherwise, Purchaser shall not have the right to assign its interest in this Agreement without obtaining the prior written consent of Seller. Any such permitted assignment shall be accomplished on or prior to the date that is five (5) business days prior to the Closing and shall be accomplished by an assignment and assumption agreement in the form of Exhibit "U". Purchaser hereby agrees that any assignment by Purchaser in contravention of this provision shall be void and shall not relieve Purchaser of its obligations and liabilities hereunder. To the extent any assignments of Purchaser's interest in this Agreement are consented to by Seller, the term "Purchaser," as used in this Agreement, shall include such permitted assignees. Any assignment permitted hereunder or by Seller shall not relieve Purchaser of its obligations hereunder and shall not delay the Closing in any way. The fact that Purchaser may assign this Agreement to one (1) or more entities does not relieve Purchaser from any of its obligations hereunder, including, but not limited to the obligation to purchase all of the Properties.

18.   Attorneys' Fees and Legal Expenses.

Should either party hereto institute any action or proceeding in court or through arbitration to enforce any provision hereof or for damages by reason of any alleged breach of any provision of this Agreement or for any other remedy, the prevailing party shall be entitled to receive from the losing party all of its costs and expenses, including, without limitation, reasonable attorneys' fees and all court and/or arbitration costs, costs of appeal and disbursements actually and reasonably incurred in connection with said proceeding.

19.   Section Headings.

The Section headings contained in this Agreement are for convenience only and shall in no way enlarge or limit the scope or meaning of the various and several Sections hereof.

20.   Applicability.

The terms and provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns, except as expressly set forth herein.

21.   Time.

TIME IS OF THE ESSENCE IN THE PERFORMANCE OF THE PARTIES' OBLIGATIONS UNDER THIS AGREEMENT.

22. <u>Gender and Number</u>.

Within this Agreement, words of any gender shall be held and construed to include any other gender, and words in the singular number shall be held and construed to include the plural, unless the context otherwise requires.

23. <u>Reporting of Foreign Investment</u>.

Seller and Purchaser agree to comply with any and all reporting requirements applicable to the transaction which is the subject of this Agreement which are set forth in any law, statute, ordinance, rule, regulation, order or determination of any governmental authority, including, but not limited to, The International Investment Survey Act of 1976, The Agricultural Foreign Investment Disclosure Act of 1978, The Foreign Investment in Real Property Tax Act of 1980 and the Tax Reform Act of 1984 and further agree upon request of one party to furnish the other party with evidence of such compliance.

24. <u>Counterpart Execution</u>.

This Agreement may be executed in multiple counterparts, each of which shall be deemed to be an original and all of which together shall constitute one document.

25. <u>Applicable Law</u>.

This Agreement shall be construed and interpreted in accordance with the laws of the State of California.

26. <u>Confidentiality</u>.

Notwithstanding anything to the contrary contained elsewhere herein, Purchaser hereby acknowledges that all information furnished by Seller to Purchaser or obtained by Purchaser in the course of Purchaser's investigation of the Properties, or in any way arising from or relating to any and all studies or entries upon the Properties by Purchaser, its agents or representatives, shall be treated as confidential information and further, that if any such confidential information is disclosed to third parties, Seller may suffer damages and irreparable harm. In connection therewith, Purchaser hereby expressly understands, acknowledges, covenants and agrees (a) that Purchaser will not disclose any of the contents or information contained in or obtained as a result of any Property Documents or any other studies made in connection with Purchaser's investigation of the Properties, in any form whatsoever (including, but not limited to, any oral information received by Purchaser during the course of Purchaser's inspection of the Properties), to any party other than (i) Seller, Seller's employees, agents or representatives, or Purchaser's agents, employees, representatives, consultants or potential lenders and partners, without the prior express written consent of Seller (which consent shall not be unreasonably withheld), (ii) in response to lawful process or subpoena or other valid or enforceable order of a court of competent jurisdiction or as otherwise required to comply with laws, (iii) as required in connection with any public filings or other requirements of the SEC (including, without limitation, in connection with any Form 8-K filed by Maguire Properties, Inc.), (iv) to Purchaser's lenders, their respective directors, officers, employees, agents and consultants, and (iv) to any permitted transferee or assignee of Purchaser and their respective

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directors, officers, employees and agents; (b) that in making any disclosure of such information as permitted hereunder, Purchaser will advise said parties of the confidentiality of such information and the potential of damage to Seller and the liability of Purchaser and such other party as a result of any disclosure of such information by said party; (c) to furnish Seller with copies of all Property Documents or other studies made in connection with Purchaser's inspection, study or investigation of the Properties within a reasonable time (not to exceed ten (10) days) of receipt of same by Purchaser; and (d) that Seller is relying on Purchaser's covenant not to disclose any of the contents or information contained in any such Property Documents or investigations to third parties (all of which is deemed to be confidential information by the provisions of this Section). In the event this Agreement is terminated, Purchaser agrees to return to Seller all information, studies, and Property Documents Purchaser or Purchaser's agents have obtained or commissioned with respect to the Properties or the condition of the Properties together with all documents Seller provided to Purchaser; provided, however, for purposes hereof the delivery to Seller of a copy of the reports prepared for Purchaser shall be without any representation or warranty (express or implied). This provision shall survive the early termination of this Agreement. Notwithstanding anything contained herein to the contrary, Purchaser may include information about Austin Research Park and One Renaissance in Purchaser's marketing materials after the expiration of the Estoppel Certificate Contingency Date. Any such materials are subject to the review and approval of Seller, which approval shall not be unreasonably conditioned or delayed. Notwithstanding anything to the contrary contained in this Section, Seller acknowledges that Purchaser intends to issue a press release regarding the transactions contemplated by this Agreement on or about the date of this Agreement and on or about the Closing Date. A substantially final draft of any press release will be made available to Seller prior to the scheduled publication of the press release and the content of which Seller shall have the right to approve, which approval shall not be unreasonably conditioned or delayed.

27.   Time Calculations.

Should the calculation of any of the various time periods provided for herein result in an obligation becoming due on a Saturday, Sunday or legal holiday, then the due date of such obligation or scheduled time of occurrence of such event shall be delayed until the next business day.

28.   No Recordation.

Seller and Purchaser hereby acknowledge that neither this Agreement nor any memorandum or affidavit thereof shall be recorded with the county recorder of the applicable California county. Should Purchaser ever record or attempt to record this Agreement, or a memorandum or affidavit thereof, or any other similar document, then, notwithstanding anything herein to the contrary, said recordation or attempt at recordation shall constitute a default by Purchaser hereunder, and, in addition to the other remedies provided for herein, Seller shall have the express right to terminate this Agreement by filing a notice of said termination in the proper place for said filing.

29.   Merger Provision.

Except as expressly set forth herein, any and all rights of action of Purchaser for any breach by Seller of any representation, warranty or covenant contained in this Agreement shall merge with the Deeds and other instruments executed at Closing, shall terminate at the Closing and shall not survive the Closing. Notwithstanding anything contained herein to the contrary, all other provisions of this Agreement which are intended by their terms to survive the Close of Escrow or a termination of this Agreement shall survive the Close of Escrow or a termination of this Agreement.

30.   Further Assurances.

Purchaser and Seller agree to execute all documents and instruments reasonably required in order to consummate the purchase and sale herein contemplated and to do such further acts as may be necessary, desirable or proper to carry out more effectively the purposes of this Agreement.

31.   Possession.

Seller shall deliver possession of the Properties to Purchaser as of the Close of Escrow, including all keys in Seller's possession and originals of all certificates of occupancy, warranties, permits, licenses, contracts and leases entered into by Seller that are in the actual possession of Seller, any of the Owners, CommonWealth, or any subsidiary of CommonWealth.

32.   Severability.

If any portion of this Agreement is held to be unenforceable by a court of competent jurisdiction, the remainder of this Agreement shall remain in full force and effect.

33.   Additional Instructions to Escrow Holder.

Notwithstanding anything to the contrary contained in this Agreement, Escrow Holder's General Provisions are incorporated by reference herein to the extent they are not inconsistent with the provisions of this Agreement. If there is any inconsistency between those General Provisions and any of the provisions of this Agreement, the provisions of this Agreement shall control. If any requirements relating to the duties or obligations of Escrow Holder are unacceptable to Escrow Holder, or if Escrow Holder requires additional instructions, the parties agree to make any deletions, substitutions and additions, as counsel for Purchaser and Seller shall mutually approve, and which do not materially alter the terms of this Agreement. Any supplemental instructions shall be signed only as an accommodation to Escrow Holder and shall not be deemed to modify or amend the rights of Purchaser and Seller, as between Purchaser and Seller, unless those signed supplemental instructions expressly so provide. If Escrow Holder is the prevailing party in any action or proceeding between Escrow Holder and some or all of the parties to the Escrow, Escrow Holder shall be entitled to all costs, expenses and reasonable attorneys' fees expended or incurred in connection therewith. If Escrow Holder is required to respond to any legal summons or proceedings not involving a breach or fault upon Escrow Holder's part, the parties to this Agreement agree to share equally all costs, expenses and reasonable attorneys' fees expended or incurred by Escrow Holder. In the event costs, expenses

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and attorneys' fees are reimbursed to Escrow Holder, Purchaser and Seller agree that the prevailing party between Purchaser and Seller shall be awarded reimbursement of such costs, expenses and attorneys' fees paid by it to Escrow Holder hereunder.

34.   Amendments.

This Agreement may be amended only by written agreement signed by both of the parties hereto.

35.   Exhibits Incorporated by Reference.

All exhibits attached to this Agreement are incorporated into this Agreement by reference.

36.   Preliminary Change of Ownership Report.

Purchaser shall be fully responsible for all matters in connection with the filing of a Preliminary Change of Ownership Report in accordance with the California Revenue and Taxation Code Section 480.3 and the equivalent laws in Colorado, Arizona, and Texas.

37.   Not an Offer.

Seller's delivery of unsigned copies of this Agreement is solely for the purpose of review by the party to whom delivered, and neither the delivery nor any prior communications between the parties, whether oral or written, shall in any way be construed as an offer by Seller, nor in any way imply that Seller is under any obligation to enter the transaction which is the subject of this Agreement. The signing of this Agreement by Purchaser constitutes an offer which shall not be deemed accepted by Seller unless and until Seller has signed this Agreement and delivered a duplicate original to Purchaser.

38.   Seller Cooperation. Seller shall, at no expense to Seller (other than typical and customary administrative costs and immaterial third party costs), endeavor to reasonably cooperate with Purchaser in: (i) obtaining that certain ground lease estoppel (the "**Ground Lease Estoppel**") from the City of Phoenix for that certain One Renaissance Square Lease Agreement (the "**Ground Lease**") dated as of June 29, 1988, as amended attached hereto as Exhibit "Z" and (ii) to the extent required by Purchaser's Lender, Subordination, Nondisturbance and Attornment Agreements ("**SNDAs**") from each tenant at each of the Properties.

39.   IRS Form 1099-S Designation.

In order to comply with information reporting requirements of Section 6045(e) of the Internal Revenue Code of 1986, as amended, and the Treasury Regulations thereunder, the parties agree (i) to execute an IRS Form 1099-S Designation Agreement in the form attached hereto as Exhibit "V" at or prior to the Closing to designate the Escrow Holder as the party who shall be responsible for reporting the contemplated sale of the Properties to the Internal Revenue Service (the "**IRS**") on IRS Form 1099-S; (ii) to provide the Escrow Holder with the information necessary to complete Form 1099-S; (iii) that the Escrow Holder shall not be liable for the actions taken under this Section 39, or for the consequences of those actions, except as they may be the result of gross negligence or willful misconduct on the part of the Escrow Holder; and (iv) that the Escrow Holder shall be indemnified by the parties for any costs of expenses incurred as a result of the actions taken under this Section 39, except as they may be the result of gross negligence or willful misconduct on the part of the Escrow Holder. The Escrow Holder shall provide all parties to this transaction with copies of the IRS Forms 1099-S filed with the IRS and with any other documents used to complete IRS Form 1099-S.

40.   Nonrefundable Consideration.

Contemporaneously with the execution and delivery of this Agreement, Purchaser has delivered to Seller, and Seller hereby acknowledges the receipt of, a check in the amount of ONE HUNDRED AND NO/100 DOLLARS ($100.00) ("**Independent Contract Consideration**"), which amount the parties bargained for and agreed to as consideration for Purchaser's exclusive right to inspect and purchase the Properties pursuant to this Agreement and for Seller's execution, delivery, and performance of this Agreement. The Independent Contract Consideration is in addition to and independent of any other consideration or payment provided in this Agreement, is non-refundable, is fully earned, and shall be retained by Seller notwithstanding any other provision of this Agreement.

41.   Entire Agreement.

This Agreement embodies the entire agreement between the parties hereto and supersedes any prior understandings or written or oral agreements between the parties concerning the Properties. Each party to this Agreement has substantial experience with the subject matter of this Agreement and has each fully participated in the negotiation and drafting of this Agreement and has been advised by counsel of its choice with respect to the subject matter hereof. Accordingly, this Agreement shall be construed without regard to the rule that ambiguities in a document are to be construed against the drafter.

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IN WITNESS WHEREOF, this Agreement is executed as of the date set forth above.

"SELLER"

FIFTH STREET PROPERTIES, LLC,
a Delaware limited liability company

By: CWP Capital Management, LLC,
      a Delaware limited liability company
Its: Manager

      By: /s/ Mike Cross
      Name: Mike Cross
      Its: CEO

      By: /s/ Brent J. Munger
      Name: Brent J. Munger
      Its: CEO

"PURCHASER"

MAGUIRE PROPERTIES, L.P.,
a Maryland limited partnership

By: Maguire Properties, Inc.,
          a Maryland corporation
Its: General Partner

          By: /s/ Robert F. Maguire III
          Name: Robert F. Maguire III
          Its: Chairman & Co-CEO

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An original fully executed copy of this Agreement, together with the Deposit, has been received by the Escrow Holder this 27th day of January, 2005, and by the execution hereof the Escrow Holder hereby covenants and agrees to be bound by the terms of this Agreement.

"Escrow Holder"

FIDELITY NATIONAL TITLE INSURANCE COMPANY

By: /s/ Linda Hamilton
Name: Linda Hamilton
Title: Senior Title Officer

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